UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

/ X /	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the year ended December 31, 2007	Commission file number 001-09553

OR

/ /	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

CBS 401(k) PLAN

(Full title of the plan)

CBS CORPORATION

(Name of issuer of the securities held pursuant to the plan)

51 West 52nd Street
New York, New York 10019

(Address of principal executive offices)

CBS 401(k) PLAN

FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2007

INDEX

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2007	3

Notes to financial statements	4 – 17

Schedule
Supplemental Schedule:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S – 1 – S – 11

All other schedules required by the Department of Labor Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income Security Act of
1974 are omitted as not applicable or not required.

Signatures	S – 12

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

CBS 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CBS 401(k) Plan (the “Plan”) at December 31, 2007 and December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 26, 2008

CBS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	At December 31,
	2007	2006
Assets
Cash and cash equivalents	$60	$97

Investments, at fair value:
Investments	2,074,451	705,729
Investments in master trust investment accounts	1,594,602	1,311,510
Participant loans	25,065	24,643

Receivables:
Employee contributions	—	1,262
Employer contributions	—	473
Interest and dividends	7,024	974
Total assets	3,701,202	2,044,688

Liabilities
Accrued expenses and other liabilities	1,867	66
Due to broker for securities purchased, net	561	347
Net assets available for benefits, at fair value	3,698,774	2,044,275
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(30,165)	4,913
Net assets available for benefits	$3,668,609	$2,049,188

The accompanying notes are an integral part of these financial statements.

CBS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended
December 31, 2007
Additions to net assets attributed to:
Investment income:
Dividends	$17,153
Interest	28,610
Net appreciation in fair value of investments	21,494
Income from master trust investment accounts	74,388

Contributions:
Employee	104,918
Employer	31,640
Rollover	6,111

Plan transfers (Note 1):
Transfer from the Westinghouse Savings Program	1,656,263
Transfer from the CSTV Networks, Inc. 401(k) Plan	2,543
Total additions	1,943,120

Deductions from net assets attributed to:
Benefits paid to participants	(321,301)
Plan expenses	(2,398)
Total deductions	(323,699)

Net increase	1,619,421

Net assets available for benefits, beginning of year	2,049,188

Net assets available for benefits, end of year	$3,668,609

The accompanying notes are an integral part of these financial statements.

CBS 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1 – PLAN DESCRIPTION

The following is a brief description of the CBS 401(k) Plan (the “Plan”) and is provided for general information only.  Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan, sponsored by CBS Corporation (the “Company” or “CBS Corp.”), is a defined contribution plan offered on a voluntary basis to eligible employees of the Company and its subsidiaries.

Eligible full-time employees are automatically enrolled in the Plan following the attainment of age 21, unless they elect not to participate.  Part-time employees are eligible to participate in the Plan upon attainment of age 21 and completion of one thousand hours of service within a consecutive twelve-month period.  The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is administered by a retirement committee appointed by the Company’s Board of Directors (the “Board”).

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan.  Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest transaction.  The fair value of these investments was $64.3 million at December 31, 2007 and $50.8 million at December 31, 2006 and these investments appreciated by $4.0 million for the year ended December 31, 2007.  In addition, certain Plan investments are shares of CBS Corp. and Viacom Inc. common stock and therefore qualify as a party-in-interest transaction. The fair value of these investments was $161.5 million at December 31, 2007 and $273.9 million at December 31, 2006 and these investments depreciated by $19.6 million for the year ended December 31, 2007.

Plan Mergers and Transfers

Effective as of the end of the day on July 31, 2007, the assets and liabilities of the Westinghouse Savings Program (the “Westinghouse Plan”), a defined contribution plan which was also sponsored by the Company, were merged with and into the Plan. All participants of the Westinghouse Plan were retirees or terminated employees who were fully vested.  No contributions could be made to the Westinghouse Plan and no new loans could be requested.  In connection with the plan merger, participants’ accounts remained invested in the funds selected under the Westinghouse Plan.

CBS 401(K) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

During the first quarter of 2006, the Company acquired CSTV Networks, Inc.  Effective following the close of business on December 29, 2006, the CSTV Networks, Inc. 401(k) Plan was merged with and into the Plan.  In connection with the plan merger, participants’ accounts were transferred to the funds that the investment committee determined to be of a similar nature.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the employer matching contributions, the participant’s share of the investment income and any realized or unrealized gains or losses of the Plan’s assets, net of certain plan expenses.

During 2007, plan participants had the option of investing their contributions or existing account balances among various investment options.  These investment options included master trust investment accounts (“Master Trust Investment Accounts” or “MTIAs”), commingled trust funds (“common collective trusts”), registered investment companies (mutual funds), a fixed income fund and CBS Corp. Class B Common Stock.  Effective July 2007, the Viacom Inc. common stock fund, which invests solely in shares of Viacom Inc., was no longer maintained as an investment option in the Plan.  Any investment remaining in the Viacom Stock Fund after June 30, 2007 was transferred to the Barclays S&P 500 Index Fund.

Effective June 1, 2007, the Plan was amended to convert the portion of the Plan invested in CBS Corp. Class A and B Common Stock to an Employee Stock Ownership Plan (“ESOP”).  As a result, when cash dividends on CBS Corp. Common Stock are paid to the ESOP, Plan participants have the option to elect to have dividends paid on vested shares either distributed to them or reinvested in the ESOP account in CBS Corp. Class B Common Stock. If a participant does not make an election, the dividends are reinvested in the ESOP account.

Participants may also elect to open a self-directed brokerage account (“SDA”).  Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the INVESCO Stable Value Fund (“INVESCO Fund”).  A participant may transfer up to 25% of his or her account balance (net of loans) to the SDA.  The initial transfer to the SDA may not be less than $2,500 and subsequent individual transfers may not be less than $1,000.  Effective January 1, 2008, there is no minimum amount required for subsequent transfers into a SDA.  Former participants of the Westinghouse Plan did not have the option of opening an SDA during 2007.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

Contributions

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Code limitations set forth below.  Effective January 1, 2008, the Plan was amended to increase the before-tax deferral limit to 50% subject to Code limitations. The level of employer matching contributions is entirely at the discretion of the Board for all participants in the Plan.  Effective February 1, 2007, the Board set the employer’s matching contribution at 60% of the first 5% of eligible compensation contributed on a before-tax basis for the following twelve-month period.  This matching contribution is consistent with the Board’s February 1, 2006 election for the matching contribution from February 2006 through January 2007.

Employer matching contributions are initially invested entirely in CBS Corp. Class B Common Stock.  Participants are permitted to immediately transfer their Company matching contributions out of CBS Corp. Class B Common Stock and into any other investment option.

Eligible full-time newly hired employees are immediately eligible to participate in the Plan and deemed to have authorized the Company to make before-tax contributions in the Plan in an amount equal to 5% of the employee’s eligible compensation upon his or her date of hire.  Any such deemed authorization takes effect following the 45th day the employee becomes eligible to participate in the Plan.  However, a deemed authorization does not take effect if, during the 45-day period the employee elects not to participate in the Plan or to participate at a different contribution rate. Effective January 1, 2008, the period in which the deemed authorization takes effect was increased to 60 days.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions.  These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participants make the maximum contribution permitted under the Plan for a plan year.  The limit for catch-up contributions is $5,000 in 2007.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis to $15,500 for 2007.  Total compensation considered under the Plan, based on Code limits, may not exceed $225,000 for 2007.  The Code also limits annual aggregate participant and employer contributions to the lesser of $45,000 or 100% of compensation in 2007.  All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the Code.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon.  Employer matching contributions vest at 20% per year of service, becoming fully vested after five years of service.  If participants terminate employment prior to being vested in their employer matching contributions, the non-vested portion of their account is forfeited and may

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

be used to reduce future employer matching contributions and to pay administrative expenses.  Forfeitures are recorded at the time vested benefits are distributed.  Employer matching contributions of approximately $3,038,000 and $1,744,000 were forfeited in 2007 and 2006, respectively.  The Company utilized forfeitures of approximately $3,153,000 to reduce matching contributions and $692,000 to pay administrative expenses during 2007.  As of December 31, 2007 and 2006, the Company had forfeitures of approximately $1,008,000 and $1,835,000, respectively, available to be used as noted above.

Loans Outstanding

Eligible participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made.  The minimum loan available to a participant is $500.  The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved. Principal and interest is payable through payroll deductions.  Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan proceeds to the participant.  The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence.  Repayments of loan principal and interest are allocated in accordance with the participants’ then current investment elections.

The loans outstanding carry interest rates ranging from 4.01% to 11.50% as of December 31, 2007.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death.  In general, participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed.

Participants in the Plan may withdraw part or all of their after-tax and rollover contributions.  Upon attainment of age 59 1/2, participants may withdraw all or part of their before-tax contributions and earnings thereon.  The Plan limits participants to two of the above withdrawal elections in each calendar year.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions and before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship.  There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of employee contributions and earnings thereon plus the value of all vested employer matching contributions can be rolled over to a tax qualified retirement plan or an IRA or remain in the Plan rather than being distributed.  If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested account balance it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds.  Certain administrative expenses such as fees for accounting and employee communications may be paid by the Plan using forfeitures as described above or may be paid by the Company.  Recordkeeping and trustee fees are paid from participant accounts. For 2007, $475,051 was paid to the Trustee, a party-in-interest, or its affiliates for trustee services provided during the year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

In accordance with the Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-1-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans”, contract value was determined to be the relevant measurement attribute for the portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As a result, the Statement of Net Assets Available for Benefits presents the investments at fair value with a separate adjustment from fair value to contract value for the portion of net assets attributable to each fully benefit-responsive investment contract.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

Investment Valuation and Income Recognition

Short-term money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments.  CBS Corp. and Viacom Inc. class A and class B common stock is reported at fair value based on quoted market prices on national security exchanges.  Investments in registered investment companies are reported at fair value based on quoted market prices representing the net asset value of the shares held by the Plan. The fair value of investments in separate accounts is determined by the Trustee based upon the fair value of the underlying securities.  The fair values of investments in common collective trusts are determined by each fund’s trustee based upon the fair value of the underlying securities. Participant loans are recorded at cost, which approximates fair value.  Cash and cash equivalents are valued at cost plus accrued interest, which approximate market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

The Plan invests in benefit-responsive synthetic and traditional guaranteed investment contracts and separate accounts through the INVESCO Fund and a fixed income fund. The contract value of guaranteed investment contracts and synthetic investment contracts represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.  The fair value of the fixed rate traditional guaranteed investment contracts is determined by discounting the related cash flows, based on the contract duration, using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  The fair value of synthetic guaranteed investment contracts is determined based on quoted market prices for the underlying assets. The fair value of the wrapper contracts for synthetic guaranteed investment contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between the market rate for wrap fees and the actual wrap fees currently charged.

Security Transactions

Purchases and sales of securities are recorded on the trade date.  The average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments which are presented at fair value.

Interest in Master Trust Investment Accounts

The Company entered into a master trust agreement (the “Master Trust”) to invest the assets of the Plan as well as other plans previously sponsored by the Company which have subsequently been merged into the Plan.  Pursuant to the Master Trust, the Trustee has created seven MTIAs.  The MTIAs consist of the INVESCO Fund, the Wellington Growth Portfolio, the Barclays

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund, Dodge & Cox Value Equity Fund and Franklin Portfolio Mid Cap Stock Fund.   The Mellon Bank EB SMAM Aggregate Bond Index Fund and Mellon Capital Tactical Asset Allocation Fund are each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan.  Each of these MTIAs is maintained exclusively for the Master Trust.

The fair value of a unit of participation in the MTIAs is determined by the Trustee based on the fair value of the underlying securities. Net investment assets and net earnings/losses on the MTIAs were allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest.  The Plan’s interest in the MTIAs related earnings and expenses is allocated to participants based on their respective account balances invested in the MTIAs. (See Note 7)

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  SFAS 157 establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement.   The Plan administrator is currently evaluating the impact of the adoption of SFAS 157 on the Plan’s financial statements.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  Investment securities are exposed to various risks such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.

NOTE 4 – INVESTMENTS

The following table presents the Plan’s investments:

	At December 31,
	2007	2006
Investments at fair value as determined by quoted market prices:
Common collective trusts	$246,219	$157,685
Common stock	174,823	285,464
Registered investment companies	359,828	261,044
Other	1,386	1,536
	782,256	705,729
Investments at estimated fair value:
Guaranteed investment contracts	96,231	—
Synthetic guaranteed investment contracts	1,195,964	—
	1,292,195	—
Investments, at fair value	$2,074,451	$705,729

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2007	2006
Barclays Global Investors S&P 500 Index Fund MTIA	$643,412	$472,634
CBS Corp. Class B Common Stock	$158,889	$147,759
Viacom Inc. class B common stock	$1,597	$122,961
Wellington Growth Portfolio MTIA	$132,280	$95,488
INVESCO Fund MTIA, at contract value	$574,660	$553,976
Synthetic guaranteed investment contracts, at contract value:
Monumental Life Insurance MDA00303TR	$460,079	$—
Union Bank of Switzerland No. 3071	$378,730	$—
CDC Financial Products, Inc. No. 1222-01	$296,572	$—

During the year ended December 31, 2007 the Plan’s investments (including gains and losses on investments sold and held during the year) appreciated / (depreciated) as follows:

Commingled trusts	$40,034
Common stocks	(17,809)
Registered investment companies	(625)
Other	(106)
Net appreciation	$21,494

Investment Contracts

The Plan invests in guaranteed investment contracts and synthetic guaranteed investment contracts. As described in Note 2, the guaranteed investment contracts are fully benefit-responsive and therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts.  In a guaranteed investment contract, a deposit in the fund is used by the issuer to purchase investments that are held in the issuer’s general accounts.  The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the fund. A synthetic guaranteed investment contract provides for guaranteed returns of principal over a specified period of time through benefit responsive wrapper contracts, issued by a third party insurance company or bank, which are backed by underlying assets.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

The interest crediting rate reflects the rate earned by participants for the underlying investments.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate.  Interest crediting rates are typically reset on a monthly or quarterly basis and all wrapper contract issuers provide that adjustments to the interest crediting rate cannot result in a future interest crediting rate that is less than zero.  Certain factors can influence the future interest crediting rates including, the level of market interest rates, the amount and timing of participant contributions and withdrawals, the returns generated by the fixed income investments that back the contract and the duration of the underlying investments backing the contract.

In certain circumstances, the amounts withdrawn from the investment contracts will be paid at fair value rather than contract value.  These events include plan termination, a material adverse change to the provisions of the plan, an employer election to withdraw from the contract to switch to a different investment provider or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a clone contract.  The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value.

The contract issuer is permitted to terminate the fully benefit-responsive investment contracts with the plan and settle at an amount different from contract value in certain events, including loss of the plan’s qualified status, an un-cured material breach of responsibility, or material adverse changes to the provisions of the Plan.

At December 31, 2007 and 2006, guaranteed investment contracts and synthetic guaranteed investment contracts at contract value of $1,840,437,844 and $543,425,063, respectively, had fair values in the aggregate of $1,870,602,798 and $538,511,801, respectively.  The fair value of wrapper contracts was $502,810 at December 31, 2007 and zero at December 31, 2006.

The average yields for investment contracts in the INVESCO Fund were as follows:

	At December 31,
	2007	2006
Based on actual earnings	5.2%	5.0%
Based on interest rate credited to participants	5.1%	5.3%

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

The average yields for investment contracts in the fixed income fund were as follows:

At December 31, 2007
Based on actual earnings	4.8%
Based on interest rate credited to participants	5.0%

The following table presents the fair value of the assets, by type, that support the Plan’s synthetic guaranteed investment contracts held in the fixed income fund at December 31, 2007.  The Plan did not have this fixed income fund at December 31, 2006.  The INVESCO Fund, which also holds synthetic guaranteed investment contracts, is included in the Master Trust. (See Note 4)

Cash and cash equivalents	$49,663
Common collective trusts	410,761
Fixed income	759,267
Futures	28
Swaps	6,855
Wrapper value	503
Net payables	(31,113)
Synthetic guaranteed investment contracts	$1,195,964

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated May 20, 2003,  that the Plan continues to satisfy the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code.  The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and as such does not require a new determination letter at this time.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 6 – TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right, by action of its Board, to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits.

In the event of Plan termination, participants become fully vested.  Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

NOTE 7 - INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total net assets of each of the MTIAs at December 31, 2007 and 2006 were as follows:

	December 31,
	2007	2006
Barclays Global Investors S&P 500 Index Fund	100.00%	83.78%
Dodge & Cox Value Equity Fund	100.00%	85.20%
Franklin Portfolio Mid Cap Stock Fund	100.00%	81.92%
INVESCO Fund	100.00%	100.00%
Mellon Bank EB SMAM Aggregate Bond Index Fund	100.00%	95.20%
Mellon Capital Tactical Asset Allocation Fund	100.00%	100.00%
Wellington Growth Portfolio	100.00%	78.65%

See Note 2 for a description of the MTIAs.

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

The following table presents the net investments held by the MTIAs:

	At December 31,
	2007	2006
Barclays Global Investors S&P 500 Index Fund (a)	$643,445	$564,197
Dodge & Cox Value Equity Fund, at fair value:
Common stocks	111,317	107,529
Common collective trust	2,494	6,529
Franklin Portfolio Mid Cap Stock Fund, at fair value:
Common stocks	59,994	58,954
Common collective trust	248	160
INVESCO Fund, at fair value:
Bond portfolio	—	19,667
Group trusts	556,266	518,845
Short term investment funds	24,332	10,551
Mellon Bank EB SMAM Aggregate Bond Index Fund (a)	55,852	44,695
Mellon Capital Tactical Asset Allocation Fund (a)	8,475	6,215
Wellington Growth Portfolio, at fair value:
Common stocks	129,861	121,033
Preferred stocks	967	—
Common collective trust	3,531	85
Net (payables) receivables	(2,180)	143
Net investments held by the MTIAs	$1,594,602	$1,458,603

(a) Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

Year Ended December 31, 2007

Dividends	$4,363
Interest income	501
Net appreciation of commingled trust funds	32,687
Net depreciation of Dodge & Cox Value Equity Fund	(1,549)
Net appreciation of Franklin Portfolio Mid Cap Stock Fund	949
Net appreciation of Wellington Growth Portfolio	16,966
Group Trusts	26,405
Bond portfolio	881
Investment manager fees	(1,762)
Net investment income of the MTIAs	$79,441

CBS 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS (Continued)

(Tabular dollars in thousands)

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2007	2006

Net assets available for benefits per the financial statements	$3,668,609	$2,049,188
Amounts allocated to withdrawing participants	—	(2,113)
Net assets available for benefits per the Form 5500	$3,668,609	$2,047,075

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2007

Benefits paid to participants per the financial statements	$321,301
Add: Amounts allocated to withdrawing participants at December 31, 2007	—
Less: Amounts allocated to withdrawing participants at December 31, 2006	(2,113)
Benefits paid to participants per the Form 5500	$319,188

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006 but were not paid as of that date.

SCHEDULE H, line 4i

CBS 401 (k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(Dollars in thousands)

	Identity of issuer, borrower, lessor or similar party	Maturity and Interest Rates	Cost(4)	Current Value	Wrapper Value

	Self Directed Accounts			$27,146	$-

	Corporate Common Stock:
* (1)	CBS Corporation Class A Common Stock			962	-
* (1)	CBS Corporation Class B Common Stock			158,848	-

	Total Corporate Common Stock			159,810	-

	Registered Investment Companies:
	Vanguard Lifestrategy Moderate Growth Fund			104,495	-
	DFA U.S. Small Cap Fund			86,936	-
	Vanguard Lifestrategy Growth Fund			66,739	-
	Vanguard Lifestrategy Income Growth Fund			4,721	-
	Vanguard Lifestrategy Conservative Growth Fund			30,495	-
	Vanguard Calvert Social Index Fund			4,347	-
	Fidelity Growth and Income Fund			35,940	-
	Dreyfus Government Cash Management Fund			15,408	-

	Total Registered Investment Companies			349,081	-

	Commingled Trust Funds:
	Capital Guardian Intl Equity Fund			126,066	-
	Capital Guardian Emerging Markets Equity Fund			120,153	-

	Total Commingled Trust Funds			246,219	-

	Guaranteed Investment Contracts, at contract value:
	Security Life of Denver Insurance Company
	SA-0556	7/01/2009 and 5.01%		18,505	-
	Prudential Insurance Company of America
	GA-10112-213	9/01/2009 and 4.27%		13,288	-
	Prudential Insurance Company of America
	G-10112-214	9/1/2008 and 5.55%		21,627	-
	Jackson National Life Insurance Company
	G-1378-3	12/01/2009 and 4.39%		20,828	-
	Genworth Life Insuance Company
	GS3835GECA	5/01/2008 and 3.30%		21,638	-

	Total Guaranteed Investment Contracts			95,886	-

	Synthetic Guaranteed Investment Contracts, at contract value:
(2)	Monumental Life Insurance Company
	MDA00303TR	evergreen and variable %		460,079	-
(2)	Union Bank of Switzerland
	No. 3071	evergreen and variable %		378,730	-
(2)	Caisse des Depots et Consignations
	No. 1222-01	evergreen and variable %		296,572	-
(2)	Caisse des Depots et Consignations
	BR-222-25	4/27/2011 and 4.41%		36,701	-

	Total Synthetic Guaranteed Investment Contracts			1,172,082	-

	Loans to Participants	Various maturities and interest rates ranging from 4.01% to 11.50%		25,065	-

(3)	Total Assets			2,075,289	-

	Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts			24,227	503

	Total Assets, at fair value			$2,099,516	$503

*	Identified as a party-in-interest to the Plan.

(1)	A portion of these assets are held in the self-directed accounts.
(2)	Refer to Attachment A for listing of assets relating to these contracts.
(3)	The above schedule does not include investments in the master trust investment accounts at fair value of $1,594,602.
(4)	There are no non-participant directed investments.

Attachment A

(Dollars in thousands)

Security Name	Security Description	Market Value
90DAY EURODOLLAR FUT MAR 08	CALL MAR 08 095.250 ED 3/17/08	$28
AAMES MTG 2006-1 A-1	VAR RT 04/25/2036 DD 05/02/06	74
ABBOTT LABS	5.600% 05/15/2011 DD 05/12/06	492
ADJUSTABLE RATE 04-5 CL 2A1	VAR RT 04/25/2035 DD 12/01/04	43
AEGON N V SR NT	4.750% 06/01/2013 DD 05/20/03	490
ALTRIA GROUP INC NT	7.000% 11/04/2013 DD 11/04/03	250
AMERICAN GEN FIN CORP SR NT	8.450% 10/15/2009 DD 11/01/89	1,045
AMERICAN MOVIL S A DE C B GTD	5.500% 03/01/2014 DD 09/01/04	298
AMGEN INC SR NT 144A	VAR RT 11/28/2008 DD 05/30/07	794
AMGEN INC SR NT 144A	VAR RT 11/28/2008 DD 05/30/07	4,694
ANADARKO PETE CORP SR NT	5.950% 09/15/2016 DD 09/19/06	484
ANADARKO PETE CORP SR NT	5.950% 09/15/2016 DD 09/19/06	1,044
ANZ CAP TR I TR SECS 144A	4.484% 01/29/2049 DD 11/26/03	1,230
AOL TIME WARNER INC NT	6.750% 04/15/2011 DD 04/19/01	219
ARIZONA PUB SVC CO NT	6.375% 10/15/2011 DD 10/05/01	440
ASIF GLOBAL FING XXIII SR NT	3.900% 10/22/2008 DD 10/22/03	69
ASSET BACKED CTFS TR 06-8 2A1	VAR RT 01/25/2046 DD 06/28/06	651
AT & T INC GLOBAL NT	6.500% 09/01/2037 DD 08/31/07	1,359
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	836
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	841
BANC AMER COML MTG 02 PB2 A4	6.186% 06/11/2035 DD 05/01/02	1,216
BANC AMER COML MTG 06-5 CL A4	5.414% 09/10/2016 DD 10/01/06	973
BANC AMER COML MTG 06-6 CL A4	5.356% 10/10/2045 DD 11/01/06	1,233
BANC AMER COML MTG INC 05-6 A4	VAR RT 09/10/2047 DD 12/01/05	2,410
BANK AMER COML MTG 00 1 CL A2A	7.333% 11/15/2031 DD 09/01/00	1,370
BANK AMER CORP NT	7.800% 02/15/2010 DD 02/14/00	212
BANK AMER CORP SR NT	5.750% 12/01/2017 DD 12/04/07	376
BANK AMER CORP SR NT	4.875% 01/15/2013 DD 01/23/03	638
BANK AMER MTG SECS 02 G CTF1A3	VAR RT 07/20/2032 DD 06/01/02	22
BANK AMER NA CHARLOTTE NC MED	6.100% 06/15/2017 DD 06/19/07	409
BANK NEW YORK NY MTN #TR0021	3.800% 02/01/2008 DD 01/18/05	250
BANK ONE ISSUANCE TR 02 6 CL A	VAR RT 06/15/2012 DD 11/08/02	1,972
BANK ONE N A MTN # TR 00324	3.700% 01/15/2008 DD 01/14/03	175
BANK SCOTLAND PLC DISC	01/28/2008	1,474
BANK SCOTLAND PLC DISC	01/18/2008	5,628
BARCLAYS BK PLC SUB NT 144A	6.050% 12/04/2017 DD 12/04/07	1,008
BARCLAYS US FDG DISC	01/25/2008	790
BARCLAYS US FDG DISC	01/17/2008	6,514
BEAR STEARNS 2006-HE1 I-A-1	VAR RT 12/25/2035 DD 01/30/06	143
BEAR STEARNS ALT 05-4 II 3A2	5.446% 05/25/2035 DD 04/01/05	540
BEAR STEARNS ARM 04-1 CL 21A1	VAR RT 04/25/2034 DD 02/01/04	110
BEAR STEARNS ARM 04-5 IIA	VAR RT 07/25/2034 DD 06/01/04	1,478
BEAR STEARNS ARM 05-3 CL 2A1	VAR RT 06/25/2035 DD 04/01/05	249
BEAR STEARNS ARM TR 02-11 IA2	VAR RT 01/25/2033 DD 12/01/02	40
BEAR STEARNS ARM TR 2005-5 A2	VAR RT 08/25/2035 DD 07/01/05	1,895
BEAR STEARNS ASSET 06-HE12 1A1	VAR RT 12/25/2035 DD 12/30/05	174
BEAR STEARNS COML 04-PWR6	4.825% 11/11/2041 DD 12/01/04	443
BEAR STEARNS COML 05-PWR10 A4	5.405% 12/11/2040 DD 12/01/05	2,000
BEAR STEARNS COML 06-T24 CL A4	5.537% 10/12/2041 DD 10/01/06	1,470
BEAR STEARNS COS INC GLOBAL NT	5.500% 08/15/2011 DD 08/17/06	321
BEAR STEARNS COS INC MTN	6.950% 08/10/2012 DD 08/10/07	864
BEAR STEARNS COS INC MTN	6.950% 08/10/2012 DD 08/10/07	1,028
BEAR STEARNS COS INC NT	3.250% 03/25/2009 DD 03/25/04	508
BEAR STEARNS COS INC SR NT	6.400% 10/02/2017 DD 10/02/07	290
BEAR STEARNS COS INC SR NT	6.400% 10/02/2017 DD 10/02/07	459
BELLSOUTH CORP RESET PUT 144A	VAR RT 004/26/2021 DD 04/26/05	2,292
BERKSHIRE HATHAWAY FIN	4.125% 01/15/2010 DD 01/11/05	612
BLACKROCK BRS1JV4M7 INT RT	SWAP 4.55% MATURITY 10/03/10	38
BLACKROCK BRS1N1LW7 INT RT SWP	5.0% MATURITY 11/07/10	77
BOARDWALK PIPELINES INC LP	5.875% 11/15/2016 DD 11/21/06	486
BONY CUSTODIED ASSETS - FIXED INCOME	VAR	34,976
BRANDYWINE OPER LTN L P	4.500% 11/01/2009 DD 10/22/04	445
BUCKEYE OHIO TOB SETTLEMENT	5.125% 06/01/2024 DD 10/29/07	165
CANADIAN NAT RES LTD NT	5.700% 05/15/2017 DD 03/19/07	179
CANADIAN NAT RES LTD NT	5.700% 05/15/2017 DD 03/19/07	398
CANADIAN NAT RES LTD NT	6.000% 08/15/2016 DD 08/17/06	405
CANADIAN NATL RY CO NT	4.250% 08/01/2009 DD 07/09/04	378
CAPITAL AUTO REC 07 4 CL A-4A	4.860% 05/15/2014 DD 11/15/07	1,341
CARGILL INC NT 144A	6.000% 11/27/2017 DD 11/27/07	624
CARRINGTON MTG 06 RFC1 P/T A-1	VAR RT 05/25/2036 DD 05/24/06	328
CARRINGTON MTG 06-NC5 CL A1	VAR RT 01/25/2037 DD 12/19/06	1,148
CARRINGTON MTG LN 06-FRE1 A-1	VAR RT 07/25/2036 DD 06/28/06	278
CD 2006-CD2 COML 2006-CD2 A4	VAR RT 01/15/2046 DD 03/01/06	1,459
CD 2007 CD5 MTG CL A-4	5.886% 11/15/2044 DD 11/01/07	517
CHASE ISSUANCE 07-17 CL A	5.120% 10/15/2014 DD 10/15/07	1,536
CHASE ISSUANCE TR 2006-3 CL A	VAR RT 07/15/2011 DD 05/15/06	1,470
CHASE MANHATTAN SUB NT	7.875% 06/15/2010 DD 06/09/00	592
CHASE MTG FIN SER 07-A1 CL 2A1	VAR RT 02/25/2037 DD 02/01/07	1,755
CHASE MTG FIN SER 07-A1 CL 3A1	VAR RT 02/25/2037 DD 02/01/07	876
CHASE MTG FIN SER 07-A1 CL 7A1	VAR RT 02/25/2037 DD 02/01/07	876
CIT MTG LN 07 1 CL 2-A1 144A	VAR RT 05/25/2009 DD 09/28/07	1,115
CIT MTG LN 07 1 CL 2-A2 144A	VAR RT 10/25/2037 DD 09/28/07	327
CIT MTG LN 07 1 CL 2-A3 144A	VAR RT 09/25/2024 DD 09/28/07	555
CITIBANK OMNI 07-A 144A	VAR RT 12/23/2013 DD 12/27/07	1,834
CITIGROUP INC GLOBAL NT	5.850% 07/02/2013 DD 06/28/06	901
CITIGROUP INC GLOBAL NT	4.125% 02/22/2010 DD 02/22/05	921
CITIGROUP INC GLOBAL NT	5.300% 10/17/2012 DD 10/17/07	1,443
CITIGROUP INC GLOBAL SR NT	3.500% 02/01/2008 DD 01/31/03	90
CITIGROUP INC GLOBAL SR NT	6.125% 11/21/2017 DD 11/21/07	668
CITIGROUP INC NT	6.200% 03/15/2009 DD 03/31/99	558
COMCAST CABLE COMMUNS INC NT	6.750% 01/30/2011 DD 01/16/01	256
COMCAST CORP NEW GTD NT	5.900% 03/15/2016 DD 03/02/06	301
COMM 2006 C8 06-C8 P/T CL A4	5.306% 12/10/2046 DD 12/01/06	1,496
COMM 99-1 COML MTG CTF CL A2	6.455% 05/15/2032 DD 03/01/99	883
COMMERCIAL MTG ASSET 99-C2 A-2	VAR RT 11/17/2032 DD 10/11/99	1,381

Security Name	Security Description	Market Value
COMMIT TO PUR FHLMC GOLD SFM	6.000% 02/01/2037 DD 02/01/07	2,231
COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2038 DD 01/01/08	1,028
COMMIT TO PUR FNMA SF MTG	5.000% 02/01/2038 DD 02/01/08	1,950
COMMIT TO PUR FNMA SF MTG	7.000% 01/01/2037 DD 01/01/07	6,240
COMMIT TO PUR GNMA SF MTG	6.000% 01/15/2038 DD 01/01/08	7,167
COMMIT TO PUR GNMA SF MTG	5.500% 01/15/2036 DD 01/01/06	10,072
COMMONWEALTH EDISON CO 1ST MTG	6.150% 09/15/2017 DD 09/10/07	489
CONOCOPHILLIPS AUSTRALIA FDG	VAR RT 04/09/2009 DD 04/11/06	895
CREDIT SUISSE 06-C5 CL A3	5.311% 12/15/2039 DD 12/01/06	997
CREDIT SUISSE FB	4.125% 01/15/2010 DD 12/15/04	1,294
CREDIT SUISSE FB 01-CK3 CL A4	6.530% 06/15/2034 DD 06/01/01	1,051
CREDIT SUISSE FB 02 CKN2 CL A3	6.133% 04/15/2037 DD 05/01/02	922
CREDIT SUISSE FB 02 CKS4 A2	5.183% 11/15/2036 DD 10/01/02	1,038
CREDIT SUISSE FB 02 P1 A 144A	VAR RT 03/25/2032 DD 03/01/02	171
CREDIT SUISSE FB 03 CPN1 A 2	4.597% 03/15/2035 DD 03/01/03	592
CREDIT SUISSE FB 03-C3 CL A-5	3.936% 05/15/2038 DD 06/01/03	1,317
CREDIT SUISSE FB 06-3 CL 1-A1A	VAR RT 04/25/2036 DD 03/30/06	405
CREDIT SUISSE SER 07-C3 CL A4	VAR RT 06/15/2039 DD 06/01/07	1,489
CWABS ASSET BKD 07-1 CL 2A1	VAR RT 07/25/2037 DD 02/09/07	1,573
CWABS ASSET BKD 2006 12 2-A-1	VAR RT 09/25/2045 DD 06/30/06	649
CWALT ALT LN TR SER 06 OA19 A1	VAR RT 02/20/2047 DD 11/30/06	387
CWALT INC 05-38 P/T CL A-1	VAR RT 09/25/2035 DD 07/01/05	352
CWMBS INC 05-HYB4 CL 2-A-1	VAR RT 08/20/2035 DD 06/01/05	1,536
CWMBS INC 2004-HYB6 CL A-2	VAR RT 11/20/2034 DD 09/01/04	68
CWMBS INC 2006-HYB1 CL 3A1	VAR RT 03/20/2036 DD 01/01/06	1,677
DAIMLER CHRYSLER NORTH AMER	4.750% 01/15/2008 DD 01/16/03	105
DAIMLERCHRYSLER AUTO 05-B A-3	4.040% 09/08/2009 DD 05/18/05	438
DAIMLERCHRYSLER AUTO 06-C CLA3	5.020% 07/08/2010 DD 10/02/06	1,799
DAIMLERCHRYSLER N A #TR00043	5.750% 09/08/2011 DD 09/08/06	761
DAIMLERCHRYSLER N A HLDG SR NT	6.500% 11/15/2013 DD 11/06/03	26
DAIMLERCHRYSLER NA HLDG CORP	4.050% 06/04/2008 DD 06/10/03	40
DEUTSCHE BK AG LONDON SR NT	6.000% 09/01/2017 DD 08/29/07	3,733
DEUTSCHE TELEKOM INTL FIN BV	STEP 06/15/2010 DD 07/06/00	534
DLJ COML MTG CORP 98-CF1 A1B	6.410% 02/18/2031 DD 03/01/98	23
DOMINION RES INC DEL SR NT D	5.125% 12/15/2009 DD 12/16/02	25
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	0
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	3,732
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	11,150
EB SMAM ASSET BACKED	SECURITIES INDEX FD	4,119
EB SMAM CMBS BOND INDEX FUND		26,454
EB SMAM INT GOB/CR BOND INDEX	FUND	200,622
EB SMAM MORTGAGE-BACKED SECS	INDEX	179,566
EB TEMPORARY INVESTMENT FD II	4.340%	1,252
EDP FIN B V AMSTERDAM NT 144A	5.375% 11/02/2012 DD 11/02/07	475
EKSPORTFINANS A S A MTN #00012	3.375% 01/15/2008 DD 11/23/04	1,094
EL PASO ENERGY MTN #TR 00004	7.800% 08/01/2031 DD 07/30/01	1,218
ENBRIDGE ENERGY PARTNERS LP NT	5.875% 12/15/2016 DD 12/21/06	397
ENCANA HLDGS FIN CORP NT	5.800% 05/01/2014 DD 05/13/04	46
ENDURANCE SPECIALTY HLDGS LTD	6.150% 10/15/2015 DD 10/17/05	318
ENERGY TRANSFER PARTNERS LP	5.650% 08/01/2012 DD 02/01/06	248
ENERGY TRANSFER PARTNERS LP SR	5.950% 02/01/2015 DD 01/18/05	392
ENTERGY GULF STS INC 1ST 144A	VAR RT 12/08/2008 DD 12/08/05	903
FARMER MAC GTD NTS TR 2006 2	5.500% 07/15/2011 DD 07/20/06	3,707
FARMER MAC GTD P/T AS-1008 1	VAR RT 01/25/2012 DD 03/01/97	1,120
FEDERAL AGRIC MTG CORP	VAR RT 04/25/2011	310
FEDERAL FARM CR BKS CONS BD	4.500% 08/08/2011 DD 09/08/05	2,546
FEDERAL FARM CR BKS CONS SYS	4.400% 04/25/2012 DD 07/25/05	2,245
FEDERAL HOME LN BK CONS BD	5.000% 03/14/2014 DD 02/08/07	7,168
FEDERAL HOME LN BKS CONS BD	4.875% 12/14/2012 DD 11/03/05	1,563
FEDERAL HOME LN BKS CONS BD	5.250% 09/13/2013 DD 08/07/06	3,079
FEDERAL HOME LN BKS CONS BD	5.310% 12/28/2012 DD 12/28/05	4,145
FEDERAL HOME LN MTG CORP MTN	5.500% 08/20/2012 DD 06/15/07	1,598
FEDERAL HOME LN MTG CORP MTN	4.625% 10/25/2012 DD 09/07/07	1,752
FEDERAL HOME LN MTG CORP REF	5.500% 08/23/2017 DD 07/23/07	3,221
FEDERATED DEPT STORE INC DEL	6.300% 04/01/2009 DD 03/24/99	91
FHA GMAC PROJ #56 221-D4	7.430% 11/01/2022 DD 09/01/82	202
FHA INSD P/T MTG 98TH GMAC	6.919% 09/01/2019 DD 08/01/83	71
FHA INSD PROJ 16TH REILLY MTG	7.000% 04/10/2027 DD 07/01/98	37
FHA POOL #21 GMAC MTG IOWA	7.450% 05/01/2021 DD 08/01/81	507
FHA PROJ 221 CL D4 REILLY	7.430% 05/01/2022	81
FHA PROJ MTG POOL# 04 REILLY	7.430% 07/01/2022 DD 07/01/82	97
FHLMC POOL #1B-1580	4.023% 03/01/2034 DD 03/01/04	703
FHLMC POOL #1H-2524	VAR RT 08/01/2035 DD 09/01/05	1,305
FHLMC POOL #1K-1233	VAR RT 05/01/2036 DD 05/01/06	1,015
FHLMC POOL #78-2935	VAR RT 12/01/2034 DD 12/01/04	1,161
FHLMC POOL #84-5355	VAR RT 05/01/2023 DD 05/01/93	72
FHLMC POOL #A1-6199	7.000% 04/01/2031 DD 11/01/03	174
FHLMC POOL #A1-8208	6.000% 03/01/2024 DD 01/01/04	216
FHLMC POOL #A2-5226	6.500% 05/01/2033 DD 07/01/04	54
FHLMC POOL #A5-9994	5.500% 05/01/2037 DD 05/01/07	981
FHLMC POOL #B1-0170	4.500% 10/01/2018 DD 10/01/03	40
FHLMC POOL #B1-0184	5.500% 10/01/2018 DD 10/01/03	52
FHLMC POOL #B1-0207	4.500% 10/01/2018 DD 10/01/03	46
FHLMC POOL #B1-0674	5.000% 11/01/2018 DD 11/01/03	118
FHLMC POOL #B1-0746	5.000% 11/01/2018 DD 11/01/03	43
FHLMC POOL #B1-0838	5.000% 11/01/2018 DD 11/01/03	24
FHLMC POOL #B1-0931	4.500% 11/01/2018 DD 11/01/03	45
FHLMC POOL #B1-1010	5.000% 12/01/2018 DD 11/01/03	24
FHLMC POOL #B1-1446	5.000% 12/01/2018 DD 12/01/03	28
FHLMC POOL #B1-1801	4.500% 01/01/2019 DD 01/01/04	49
FHLMC POOL #B1-2301	4.000% 02/01/2014 DD 02/01/04	110
FHLMC POOL #B1-2730	4.000% 03/01/2014 DD 03/01/04	193
FHLMC POOL #B1-2772	4.000% 03/01/2014 DD 03/01/04	177
FHLMC POOL #B1-2818	4.000% 03/01/2014 DD 03/01/04	154
FHLMC POOL #B1-2819	4.000% 03/01/2014 DD 03/01/04	183

Security Name	Security Description	Market Value
FHLMC POOL #B1-2883	4.000% 03/01/2014 DD 03/01/04	162
FHLMC POOL #B1-2910	4.000% 03/01/2014 DD 03/01/04	132
FHLMC POOL #B1-2911	4.000% 03/01/2014 DD 03/01/04	152
FHLMC POOL #B1-3066	4.000% 03/01/2014 DD 03/01/04	638
FHLMC POOL #B1-3209	4.000% 04/01/2019 DD 04/01/04	58
FHLMC POOL #B1-3343	4.000% 04/01/2014 DD 04/01/04	84
FHLMC POOL #B1-3344	4.000% 04/01/2014 DD 04/01/04	115
FHLMC POOL #B1-3360	4.000% 04/01/2014 DD 04/01/04	152
FHLMC POOL #B1-3801	4.500% 04/01/2019 DD 04/01/04	159
FHLMC POOL #B1-3870	4.500% 05/01/2019 DD 05/01/04	96
FHLMC POOL #B1-5067	4.500% 06/01/2019 DD 06/01/04	343
FHLMC POOL #B1-8233	4.500% 04/01/2020 DD 04/01/05	156
FHLMC POOL #B1-8252	4.500% 04/01/2020 DD 04/01/05	150
FHLMC POOL #B1-8684	4.500% 01/01/2020 DD 01/01/05	72
FHLMC POOL #B1-8908	4.500% 03/01/2020 DD 03/01/05	287
FHLMC POOL #C0-1175	7.000% 05/01/2031 DD 05/01/01	75
FHLMC POOL #C0-1598	5.000% 08/01/2033 DD 08/01/03	202
FHLMC POOL #C6-6817	7.000% 05/01/2032 DD 04/01/02	94
FHLMC POOL #C6-8269	7.000% 06/01/2032 DD 06/01/02	261
FHLMC POOL #C6-9013	7.000% 07/01/2032 DD 07/01/02	356
FHLMC POOL #D9-4598	6.500% 04/01/2021 DD 04/01/01	42
FHLMC POOL #E0-1157	6.000% 06/01/2017 DD 06/01/02	81
FHLMC POOL #E0-1281	5.000% 01/01/2018 DD 01/01/03	21
FHLMC POOL #E0-1378	5.000% 05/01/2018 DD 05/01/03	110
FHLMC POOL #E0-1448	5.000% 09/01/2018 DD 09/01/03	29
FHLMC POOL #E0-1481	4.500% 10/01/2018 DD 10/01/03	45
FHLMC POOL #E0-1489	4.500% 11/01/2018 DD 11/01/03	90
FHLMC POOL #E0-1490	5.000% 11/01/2018 DD 11/01/03	188
FHLMC POOL #E0-1538	5.000% 12/01/2018 DD 12/01/03	795
FHLMC POOL #E0-1602	4.500% 03/01/2019 DD 03/01/04	49
FHLMC POOL #E0-1606	4.500% 04/01/2019 DD 04/01/04	556
FHLMC POOL #E7-6730	6.000% 05/01/2014 DD 05/01/99	61
FHLMC POOL #E7-7099	6.000% 05/01/2014 DD 05/01/99	18
FHLMC POOL #E9-0288	6.000% 06/01/2017 DD 06/01/02	64
FHLMC POOL #E9-1957	5.000% 10/01/2017 DD 10/01/02	27
FHLMC POOL #E9-2098	5.000% 11/01/2017 DD 10/01/02	16
FHLMC POOL #E9-2224	5.000% 11/01/2017 DD 10/01/02	47
FHLMC POOL #E9-6057	4.500% 05/01/2018 DD 04/01/03	115
FHLMC POOL #E9-6247	4.500% 05/01/2018 DD 05/01/03	35
FHLMC POOL #E9-6248	4.500% 05/01/2018 DD 05/01/03	37
FHLMC POOL #E9-6460	5.000% 05/01/2018 DD 05/01/03	38
FHLMC POOL #E9-6988	5.000% 06/01/2018 DD 06/01/03	25
FHLMC POOL #E9-7034	4.500% 06/01/2018 DD 06/01/03	46
FHLMC POOL #E9-7701	5.000% 07/01/2018 DD 07/01/03	22
FHLMC POOL #E9-8590	4.500% 09/01/2018 DD 08/01/03	24
FHLMC POOL #E9-9739	5.000% 08/01/2018 DD 09/01/03	35
FHLMC POOL #E9-9763	4.500% 09/01/2018 DD 09/01/03	16
FHLMC POOL #E9-9764	4.500% 09/01/2018 DD 09/01/03	16
FHLMC POOL #E9-9765	4.500% 09/01/2018 DD 09/01/03	12
FHLMC POOL #E9-9768	4.500% 09/01/2018 DD 09/01/03	72
FHLMC POOL #E9-9769	4.500% 09/01/2018 DD 09/01/03	37
FHLMC POOL #E9-9770	4.500% 09/01/2018 DD 09/01/03	23
FHLMC POOL #G0-1324	7.000% 10/01/2031 DD 10/01/01	35
FHLMC POOL #G0-1391	7.000% 04/01/2032 DD 03/01/02	145
FHLMC POOL #G0-1564	6.000% 04/01/2033 DD 05/01/03	79
FHLMC POOL #G0-1731	6.500% 12/01/2029 DD 10/01/04	588
FHLMC POOL #G0-3600	7.000% 11/01/2037 DD 11/01/07	1,040
FHLMC POOL #G1-0855	6.000% 12/01/2013 DD 11/01/98	27
FHLMC POOL #G1-1409	6.000% 05/01/2017 DD 06/01/03	77
FHLMC POOL #G1-1490	5.000% 10/01/2018 DD 11/01/03	40
FHLMC POOL #G1-1526	4.500% 03/01/2019 DD 02/01/04	49
FHLMC POOL #G1-1678	4.500% 04/01/2020 DD 03/01/05	206
FHLMC POOL #G1-1720	4.500% 08/01/2020 DD 07/01/05	1,051
FHLMC POOL #G1-1742	5.000% 07/01/2020 DD 06/01/05	111
FHLMC POOL #G1-1769	5.000% 10/01/2020 DD 09/01/05	1,201
FHLMC POOL #G1-2093	4.500% 12/01/2018 DD 05/01/06	1,487
FHLMC POOL #G1-2094	4.500% 06/01/2019 DD 05/01/06	1,811
FHLMC POOL #G1-2251	4.000% 06/01/2019 DD 07/01/06	3,116
FHLMC POOL #G1-2311	5.000% 12/01/2020 DD 08/01/06	846
FHLMC POOL #G1-8020	4.500% 11/01/2019 DD 11/01/04	273
FHLMC POOL #G1-8021	5.000% 11/01/2019 DD 11/01/04	75
FHLMC POOL #P6-0084	6.000% 03/01/2016 DD 01/01/03	344
FHLMC GROUP #C4-5817	7.500% 12/01/2030 DD 12/01/00	54
FHLMC GROUP #E0-0894	8.500% 06/01/2015 DD 06/01/00	43
FHLMC GROUP #E0-0912	8.500% 08/01/2015 DD 08/01/00	5
FHLMC GROUP #E0-0935	8.500% 10/01/2015 DD 10/01/00	50
FHLMC GROUP #E7-0797	5.500% 06/01/2013 DD 06/01/98	139
FHLMC GROUP #E7-8829	6.000% 10/01/2014 DD 10/01/99	33
FHLMC GROUP #E8-1255	8.500% 08/01/2015 DD 08/01/00	73
FHLMC GROUP #G1-0777	9.000% 06/01/2010 DD 01/01/98	11
FHLMC GROUP #G1-0817	6.000% 06/01/2013 DD 06/01/98	14
FHLMC MULTICLASS CTFS 2458 OD	6.000% 04/15/2016 DD 06/01/02	125
FHLMC MULTICLASS CTFS 2979 BC	5.000% 04/15/2020 DD 05/01/05	1,302
FHLMC MULTICLASS MTG	6.250% 12/15/2028 DD 12/01/98	2,202
FHLMC MULTICLASS MTG	5.500% 05/15/2029 DD 08/01/06	3,679
FHLMC MULTICLASS MTG 1662 N	6.250% 01/15/2009 DD 01/01/94	10
FHLMC MULTICLASS MTG 2395 FT	VAR RT 12/15/2031 DD 12/15/01	70
FHLMC MULTICLASS MTG T-61 1A1	VAR RT 07/25/2044 DD 06/01/04	1,708
FIRST HORIZON 04-AR6 CL II-A-1	VAR RT 12/25/2034 DD 10/01/04	45
FIRST REP MTG LN TR 02 FRB1 A	VAR RT 08/15/2032 DD 09/05/02	389
FIRST UN NATL BK 01-C2 CL A 2	6.663% 01/12/2043 DD 06/01/01	1,789
FIRST UN NATL BK 01-C4 CL A2	6.223% 12/12/2033 DD 12/01/01	1,414
FLORIDA PWR & LT 1ST MTG	6.000% 06/01/2008 DD 06/01/98	1,004
FNMA POOL #0190341	5.000% 09/01/2018 DD 08/01/03	48
FNMA POOL #0253683	7.500% 01/01/2031 DD 01/01/01	110

Security Name	Security Description	Market Value
FNMA POOL #0254308	6.500% 05/01/2017 DD 04/01/02	41
FNMA POOL #0254546	5.500% 12/01/2017 DD 11/01/02	157
FNMA POOL #0254548	5.500% 12/01/2032 DD 11/01/02	6,634
FNMA POOL #0254621	6.500% 01/01/2033 DD 12/01/02	509
FNMA POOL #0254631	5.000% 02/01/2018 DD 01/01/03	690
FNMA POOL #0254720	4.500% 05/01/2018 DD 04/01/03	174
FNMA POOL #0254753	4.000% 05/01/2010 DD 04/01/03	381
FNMA POOL #0254817	4.000% 06/01/2013 DD 05/01/03	83
FNMA POOL #0254845	4.000% 07/01/2013 DD 06/01/03	112
FNMA POOL #0254863	4.000% 08/01/2013 DD 07/01/03	157
FNMA POOL #0254906	4.500% 10/01/2018 DD 09/01/03	1,604
FNMA POOL #0254909	4.000% 09/01/2013 DD 08/01/03	297
FNMA POOL #0254918	4.500% 09/01/2033 DD 08/01/03	655
FNMA POOL #0254957	4.000% 10/01/2013 DD 09/01/03	617
FNMA POOL #0254987	5.000% 12/01/2018 DD 11/01/03	19
FNMA POOL #0255174	VAR RT 03/01/2014 DD 02/01/04	883
FNMA POOL #0255178	5.000% 04/01/2034 DD 03/01/04	11,941
FNMA POOL #0255654	4.500% 02/01/2035 DD 01/01/05	275
FNMA POOL #0255897	4.500% 10/01/2035 DD 09/01/05	1,667
FNMA POOL #0256059	5.500% 01/01/2036 DD 12/01/05	582
FNMA POOL #0256269	5.500% 06/01/2036 DD 05/01/06	204
FNMA POOL #0256532	5.000% 12/01/2016 DD 11/01/06	70
FNMA POOL #0256588	5.000% 12/01/2016 DD 12/01/06	115
FNMA POOL #0256605	5.000% 02/01/2017 DD 01/01/07	34
FNMA POOL #0256681	5.000% 04/01/2017 DD 03/01/07	265
FNMA POOL #0256712	6.000% 05/01/2037 DD 04/01/07	1,592
FNMA POOL #0256718	5.000% 05/01/2017 DD 04/01/07	72
FNMA POOL #0256755	5.000% 06/01/2017 DD 05/01/07	359
FNMA POOL #0256799	5.500% 07/01/2037 DD 06/01/07	495
FNMA POOL #0257016	7.000% 11/01/2037 DD 11/01/07	711
FNMA POOL #0257032	5.000% 11/01/2037 DD 11/01/07	976
FNMA POOL #0303777	7.000% 03/01/2011 DD 02/01/96	16
FNMA POOL #0303906	7.000% 05/01/2011 DD 04/01/96	21
FNMA POOL #0303945	7.000% 12/01/2010 DD 05/01/96	9
FNMA POOL #0313467	5.500% 11/01/2011 DD 03/01/97	376
FNMA POOL #0316864	7.000% 07/01/2025 DD 07/01/95	7
FNMA POOL #0323331	6.500% 11/01/2008 DD 10/01/98	30
FNMA POOL #0340901	6.000% 03/01/2014 DD 03/01/96	528
FNMA POOL #0357327	5.000% 01/01/2018 DD 01/01/03	324
FNMA POOL #0357327	5.000% 01/01/2018 DD 01/01/03	771
FNMA POOL #0357329	4.500% 01/01/2018 DD 01/01/03	67
FNMA POOL #0357348	5.000% 02/01/2018 DD 02/01/03	2,472
FNMA POOL #0357418	4.000% 08/01/2018 DD 08/01/03	3,113
FNMA POOL #0420218	7.000% 03/01/2013 DD 03/01/98	35
FNMA POOL #0449943	6.500% 12/01/2028 DD 11/01/98	29
FNMA POOL #0453718	6.500% 01/01/2029 DD 01/01/99	90
FNMA POOL #0454266	6.500% 01/01/2029 DD 01/01/99	163
FNMA POOL #0454953	6.500% 12/01/2028 DD 01/01/99	150
FNMA POOL #0456277	6.500% 12/01/2028 DD 12/01/98	39
FNMA POOL #0516232	8.500% 08/01/2009 DD 09/01/99	15
FNMA POOL #0518113	7.000% 10/01/2029 DD 10/01/99	26
FNMA POOL #0535327	5.500% 06/01/2011 DD 05/01/00	369
FNMA POOL #0555092	5.000% 12/01/2017 DD 11/01/02	152
FNMA POOL #0555114	5.500% 12/01/2017 DD 11/01/02	161
FNMA POOL #0555363	5.000% 04/01/2018 DD 03/01/03	65
FNMA POOL #0555366	4.500% 04/01/2018 DD 03/01/03	605
FNMA POOL #0555417	6.000% 05/01/2033 DD 04/01/03	22
FNMA POOL #0555436	6.000% 05/01/2033 DD 04/01/03	374
FNMA POOL #0555531	5.500% 06/01/2033 DD 05/01/03	2,264
FNMA POOL #0555549	5.000% 06/01/2018 DD 05/01/03	44
FNMA POOL #0555880	5.500% 11/01/2033 DD 10/01/03	457
FNMA POOL #0555900	5.000% 10/01/2018 DD 10/01/03	53
FNMA POOL #0569270	7.000% 01/01/2016 DD 01/01/01	26
FNMA POOL #0575384	6.500% 04/01/2016 DD 03/01/01	57
FNMA POOL #0586647	6.500% 06/01/2016 DD 06/01/01	13
FNMA POOL #0611001	5.500% 11/01/2016 DD 11/01/01	34
FNMA POOL #0626014	5.500% 02/01/2017 DD 01/01/02	70
FNMA POOL #0626589	6.500% 03/01/2017 DD 03/01/02	96
FNMA POOL #0642713	6.500% 05/01/2017 DD 05/01/02	10
FNMA POOL #0643340	6.500% 03/01/2017 DD 06/01/02	79
FNMA POOL #0643858	6.500% 05/01/2032 DD 05/01/02	10
FNMA POOL #0644886	6.500% 06/01/2017 DD 06/01/02	81
FNMA POOL #0652610	5.000% 04/01/2018 DD 04/01/03	59
FNMA POOL #0654650	5.500% 01/01/2018 DD 01/01/03	190
FNMA POOL #0657374	6.500% 10/01/2017 DD 10/01/02	6
FNMA POOL #0668357	5.000% 12/01/2017 DD 12/01/02	3,382
FNMA POOL #0669334	5.000% 11/01/2017 DD 11/01/02	78
FNMA POOL #0672347	5.000% 12/01/2017 DD 12/01/02	55
FNMA POOL #0674595	5.000% 12/01/2017 DD 12/01/02	68
FNMA POOL #0674690	5.000% 01/01/2018 DD 12/01/02	69
FNMA POOL #0674694	5.000% 01/01/2018 DD 12/01/02	64
FNMA POOL #0674715	5.000% 01/01/2018 DD 12/01/02	89
FNMA POOL #0675223	5.000% 12/01/2017 DD 12/01/02	57
FNMA POOL #0675259	5.000% 12/01/2017 DD 12/01/02	83
FNMA POOL #0676688	5.000% 12/01/2017 DD 12/01/02	80
FNMA POOL #0678000	5.000% 12/01/2017 DD 12/01/02	2,819
FNMA POOL #0678108	5.000% 01/01/2018 DD 12/01/02	560
FNMA POOL #0684444	5.000% 04/01/2018 DD 03/01/03	34
FNMA POOL #0685194	4.500% 03/01/2018 DD 03/01/03	81
FNMA POOL #0685474	4.500% 04/01/2018 DD 04/01/03	64
FNMA POOL #0686044	VAR RT 07/01/2033 DD 07/01/03	892
FNMA POOL #0686229	5.000% 02/01/2018 DD 02/01/03	38
FNMA POOL #0687485	4.500% 06/01/2018 DD 06/01/03	57
FNMA POOL #0689082	5.000% 06/01/2018 DD 06/01/03	131
FNMA POOL #0689085	4.500% 06/01/2018 DD 06/01/03	138

Security Name	Security Description	Market Value
FNMA POOL #0693202	5.000% 05/01/2018 DD 05/01/03	269
FNMA POOL #0694900	4.500% 04/01/2018 DD 03/01/03	113
FNMA POOL #0695826	5.000% 04/01/2018 DD 04/01/03	148
FNMA POOL #0695844	5.000% 04/01/2018 DD 04/01/03	174
FNMA POOL #0695845	5.000% 04/01/2018 DD 04/01/03	48
FNMA POOL #0695854	4.500% 05/01/2018 DD 05/01/03	68
FNMA POOL #0695863	4.500% 05/01/2018 DD 05/01/03	137
FNMA POOL #0695893	4.500% 05/01/2018 DD 05/01/03	66
FNMA POOL #0695904	5.000% 05/01/2018 DD 04/01/03	737
FNMA POOL #0695926	5.000% 05/01/2018 DD 05/01/03	69
FNMA POOL #0695932	5.000% 06/01/2018 DD 05/01/03	52
FNMA POOL #0697050	5.000% 05/01/2018 DD 05/01/03	97
FNMA POOL #0697602	4.500% 05/01/2018 DD 04/01/03	278
FNMA POOL #0698975	5.000% 04/01/2018 DD 03/01/03	14
FNMA POOL #0701379	4.500% 05/01/2018 DD 04/01/03	64
FNMA POOL #0702326	4.500% 05/01/2018 DD 04/01/03	54
FNMA POOL #0702857	5.000% 04/01/2018 DD 04/01/03	1,324
FNMA POOL #0703445	5.000% 05/01/2018 DD 05/01/03	100
FNMA POOL #0703710	5.000% 02/01/2018 DD 04/01/03	119
FNMA POOL #0707774	4.500% 06/01/2018 DD 06/01/03	268
FNMA POOL #0708804	5.000% 06/01/2018 DD 05/01/03	18
FNMA POOL #0708837	5.000% 06/01/2018 DD 05/01/03	47
FNMA POOL #0709074	5.000% 06/01/2018 DD 06/01/03	34
FNMA POOL #0709192	5.000% 06/01/2018 DD 06/01/03	130
FNMA POOL #0709817	4.500% 05/01/2018 DD 05/01/03	140
FNMA POOL #0709826	5.000% 06/01/2018 DD 06/01/03	21
FNMA POOL #0710154	5.000% 05/01/2018 DD 05/01/03	31
FNMA POOL #0713972	5.500% 07/01/2033 DD 07/01/03	7,303
FNMA POOL #0720286	5.500% 03/01/2033 DD 05/01/03	69
FNMA POOL #0720307	4.500% 06/01/2018 DD 06/01/03	134
FNMA POOL #0720309	4.500% 06/01/2018 DD 06/01/03	74
FNMA POOL #0720321	4.500% 07/01/2018 DD 07/01/03	70
FNMA POOL #0720364	4.500% 06/01/2018 DD 06/01/03	360
FNMA POOL #0720370	4.500% 06/01/2018 DD 06/01/03	69
FNMA POOL #0720718	4.500% 06/01/2018 DD 06/01/03	160
FNMA POOL #0721346	4.500% 06/01/2018 DD 06/01/03	65
FNMA POOL #0724866	5.000% 06/01/2018 DD 06/01/03	47
FNMA POOL #0725050	4.500% 01/01/2019 DD 12/01/03	47
FNMA POOL #0725162	6.000% 02/01/2034 DD 01/01/04	1,109
FNMA POOL #0725206	5.500% 02/01/2034 DD 02/01/04	1,979
FNMA POOL #0725277	4.500% 03/01/2019 DD 02/01/04	65
FNMA POOL #0725424	5.500% 04/01/2034 DD 04/01/04	99
FNMA POOL #0725425	5.500% 04/01/2034 DD 04/01/04	9,733
FNMA POOL #0725519	5.500% 05/01/2019 DD 05/01/04	802
FNMA POOL #0725707	5.000% 08/01/2019 DD 07/01/04	100
FNMA POOL #0725709	4.000% 07/01/2019 DD 07/01/04	1,573
FNMA POOL #0725773	5.500% 09/01/2034 DD 08/01/04	9,323
FNMA POOL #0725791	5.000% 11/01/2018 DD 08/01/04	79
FNMA POOL #0725946	5.500% 11/01/2034 DD 10/01/04	1,513
FNMA POOL #0725946	5.500% 11/01/2034 DD 10/01/04	5,406
FNMA POOL #0725950	5.000% 11/01/2019 DD 10/01/04	353
FNMA POOL #0727453	5.000% 08/01/2018 DD 08/01/03	364
FNMA POOL #0729214	VAR RT 02/01/2035 DD 02/01/05	1,651
FNMA POOL #0729604	5.000% 07/01/2018 DD 07/01/03	34
FNMA POOL #0730338	5.000% 09/01/2018 DD 09/01/03	473
FNMA POOL #0730638	4.000% 08/01/2018 DD 07/01/03	2,124
FNMA POOL #0731380	4.500% 08/01/2033 DD 08/01/03	609
FNMA POOL #0732093	5.000% 09/01/2018 DD 08/01/03	15
FNMA POOL #0734788	4.000% 09/01/2018 DD 09/01/03	3,135
FNMA POOL #0735010	5.000% 11/01/2019 DD 11/01/04	154
FNMA POOL #0735141	5.500% 01/01/2035 DD 12/01/04	5,966
FNMA POOL #0735224	5.500% 02/01/2035 DD 01/01/05	18,037
FNMA POOL #0735228	5.500% 02/01/2035 DD 01/01/05	3,408
FNMA POOL #0735439	6.000% 09/01/2019 DD 03/01/05	1,009
FNMA POOL #0735504	6.000% 04/01/2035 DD 04/01/05	3,345
FNMA POOL #0735611	5.500% 03/01/2020 DD 05/01/05	58
FNMA POOL #0735989	5.500% 02/01/2035 DD 10/01/05	3,060
FNMA POOL #0739410	5.500% 10/01/2018 DD 09/01/03	344
FNMA POOL #0740482	5.500% 10/01/2018 DD 10/01/03	11
FNMA POOL #0740832	5.000% 10/01/2018 DD 10/01/03	13
FNMA POOL #0743437	5.000% 10/01/2018 DD 10/01/03	32
FNMA POOL #0743474	5.000% 11/01/2018 DD 10/01/03	35
FNMA POOL #0744207	5.000% 10/01/2018 DD 09/01/03	15
FNMA POOL #0745140	5.000% 11/01/2035 DD 12/01/05	1,521
FNMA POOL #0745193	5.500% 06/01/2020 DD 12/01/05	805
FNMA POOL #0745238	6.000% 12/01/2020 DD 12/01/05	1,268
FNMA POOL #0745369	5.000% 12/01/2019 DD 02/01/06	726
FNMA POOL #0745387	5.000% 04/01/2019 DD 02/01/06	821
FNMA POOL #0745412	5.500% 12/01/2035 DD 03/01/06	2,572
FNMA POOL #0745500	5.500% 12/01/2018 DD 04/01/06	710
FNMA POOL #0745524	5.000% 04/01/2020 DD 04/01/06	55
FNMA POOL #0745735	5.000% 03/01/2021 DD 07/01/06	2,412
FNMA POOL #0745737	5.000% 03/01/2021 DD 07/01/06	2,131
FNMA POOL #0745875	6.500% 09/01/2036 DD 09/01/06	1,839
FNMA POOL #0745932	6.500% 11/01/2036 DD 10/01/06	1,753
FNMA POOL #0745948	6.500% 10/01/2036 DD 10/01/06	1,017
FNMA POOL #0746285	5.000% 10/01/2018 DD 10/01/03	13
FNMA POOL #0747768	5.000% 10/01/2018 DD 10/01/03	15
FNMA POOL #0747771	5.000% 10/01/2018 DD 10/01/03	14
FNMA POOL #0747775	4.500% 10/01/2018 DD 10/01/03	561
FNMA POOL #0747784	4.500% 10/01/2018 DD 10/01/03	47
FNMA POOL #0747837	5.000% 11/01/2018 DD 11/01/03	80
FNMA POOL #0747925	5.000% 11/01/2018 DD 11/01/03	15
FNMA POOL #0747967	4.500% 11/01/2018 DD 11/01/03	60
FNMA POOL #0749921	5.000% 11/01/2018 DD 10/01/03	48

Security Name	Security Description	Market Value
FNMA POOL #0750062	5.000% 01/01/2019 DD 01/01/04	23
FNMA POOL #0752085	4.500% 11/01/2018 DD 11/01/03	58
FNMA POOL #0752178	5.000% 10/01/2018 DD 11/01/03	11
FNMA POOL #0753522	5.000% 11/01/2018 DD 11/01/03	14
FNMA POOL #0753656	4.500% 12/01/2018 DD 11/01/03	56
FNMA POOL #0755165	5.000% 12/01/2018 DD 11/01/03	14
FNMA POOL #0755501	4.500% 11/01/2018 DD 11/01/03	62
FNMA POOL #0757588	4.500% 12/01/2018 DD 12/01/03	42
FNMA POOL #0757593	4.500% 12/01/2018 DD 12/01/03	36
FNMA POOL #0757596	4.500% 12/01/2018 DD 12/01/03	44
FNMA POOL #0758108	5.000% 12/01/2018 DD 12/01/03	14
FNMA POOL #0759368	5.000% 01/01/2019 DD 01/01/04	16
FNMA POOL #0761334	5.000% 04/01/2019 DD 04/01/04	182
FNMA POOL #0761404	5.000% 05/01/2019 DD 05/01/04	63
FNMA POOL #0761447	5.000% 01/01/2019 DD 03/01/04	14
FNMA POOL #0761461	5.500% 03/01/2019 DD 05/01/04	56
FNMA POOL #0762751	4.500% 12/01/2018 DD 12/01/03	46
FNMA POOL #0766068	5.000% 02/01/2019 DD 01/01/04	54
FNMA POOL #0766219	5.000% 03/01/2019 DD 02/01/04	148
FNMA POOL #0766312	5.500% 03/01/2019 DD 02/01/04	78
FNMA POOL #0766633	5.000% 03/01/2019 DD 02/01/04	70
FNMA POOL #0767183	5.000% 02/01/2019 DD 02/01/04	15
FNMA POOL #0767496	5.000% 01/01/2019 DD 01/01/04	18
FNMA POOL #0770047	5.000% 03/01/2019 DD 03/01/04	76
FNMA POOL #0770079	5.000% 03/01/2019 DD 03/01/04	109
FNMA POOL #0774434	5.000% 04/01/2019 DD 04/01/04	113
FNMA POOL #0777481	5.500% 06/01/2034 DD 06/01/04	179
FNMA POOL #0778748	4.000% 05/01/2019 DD 05/01/04	139
FNMA POOL #0780394	4.000% 06/01/2019 DD 06/01/04	121
FNMA POOL #0780656	5.500% 06/01/2034 DD 06/01/04	356
FNMA POOL #0785260	5.000% 08/01/2019 DD 07/01/04	87
FNMA POOL #0785630	5.000% 10/01/2019 DD 10/01/04	79
FNMA POOL #0791589	VAR RT 10/01/2034 DD 09/01/04	1,083
FNMA POOL #0809350	5.500% 12/01/2034 DD 01/01/05	3,416
FNMA POOL #0812185	4.500% 02/01/2035 DD 02/01/05	263
FNMA POOL #0814474	4.500% 03/01/2035 DD 03/01/05	229
FNMA POOL #0819359	4.500% 03/01/2035 DD 03/01/05	280
FNMA POOL #0824525	5.500% 05/01/2035 DD 05/01/05	410
FNMA POOL #0825768	5.500% 08/01/2035 DD 08/01/05	2,420
FNMA POOL #0828346	5.000% 07/01/2035 DD 07/01/05	52
FNMA POOL #0833408	4.500% 09/01/2035 DD 08/01/05	53
FNMA POOL #0834657	5.500% 08/01/2035 DD 08/01/05	310
FNMA POOL #0835746	5.000% 08/01/2035 DD 08/01/05	1,507
FNMA POOL #0839466	4.500% 09/01/2035 DD 09/01/05	882
FNMA POOL #0840639	4.500% 09/01/2035 DD 09/01/05	164
FNMA POOL #0841079	4.500% 09/01/2035 DD 09/01/05	810
FNMA POOL #0845155	5.500% 01/01/2021 DD 01/01/06	545
FNMA POOL #0850867	VAR RT 01/01/2036 DD 01/01/06	996
FNMA POOL #0851465	5.500% 01/01/2036 DD 01/01/06	862
FNMA POOL #0852524	6.000% 02/01/2036 DD 02/01/06	811
FNMA POOL #0852935	4.500% 02/01/2036 DD 02/01/06	27
FNMA POOL #0866930	5.500% 02/01/2036 DD 02/01/06	295
FNMA POOL #0868292	5.500% 04/01/2036 DD 03/01/06	852
FNMA POOL #0869940	5.500% 04/01/2036 DD 04/01/06	893
FNMA POOL #0870539	5.235% 03/01/2036 DD 03/01/06	1,550
FNMA POOL #0871278	5.500% 05/01/2036 DD 05/01/06	902
FNMA POOL #0880076	6.000% 03/01/2036 DD 03/01/06	845
FNMA POOL #0880855	5.500% 04/01/2036 DD 03/01/06	761
FNMA POOL #0883576	5.500% 05/01/2036 DD 05/01/06	843
FNMA POOL #0884026	6.000% 05/01/2036 DD 05/01/06	875
FNMA POOL #0888366	7.000% 04/01/2037 DD 04/01/07	14,203
FNMA POOL #0888367	7.000% 03/01/2037 DD 04/01/07	311
FNMA POOL #0888369	7.000% 03/01/2037 DD 04/01/07	274
FNMA POOL #0888436	5.000% 12/01/2021 DD 05/01/07	440
FNMA POOL #0888492	VAR RT 05/01/2033 DD 06/01/07	323
FNMA POOL #0888511	VAR RT 12/01/2033 DD 06/01/07	779
FNMA POOL #0888514	VAR RT 03/01/2035 DD 06/01/07	1,813
FNMA POOL #0888517	VAR RT 12/01/2035 DD 06/01/07	1,499
FNMA POOL #0888637	6.000% 09/01/2037 DD 08/01/07	1,016
FNMA POOL #0888644	5.000% 08/01/2037 DD 08/01/07	5,859
FNMA POOL #0888890	6.500% 10/01/2037 DD 11/01/07	3,528
FNMA POOL #0888892	7.500% 11/01/2037 DD 11/01/07	3,103
FNMA POOL #0898131	7.000% 09/01/2036 DD 09/01/06	36
FNMA POOL #0899113	5.000% 04/01/2037 DD 04/01/07	100
FNMA POOL #0899540	5.000% 06/01/2037 DD 06/01/07	488
FNMA POOL #0899611	5.500% 07/01/2037 DD 07/01/07	328
FNMA POOL #0899668	5.000% 08/01/2037 DD 08/01/07	863
FNMA POOL #0899744	5.000% 07/01/2037 DD 06/01/07	447
FNMA POOL #0899870	5.000% 11/01/2037 DD 11/01/07	1,746
FNMA POOL #0899976	5.000% 09/01/2037 DD 09/01/07	58
FNMA POOL #0901735	6.000% 10/01/2036 DD 10/01/06	24
FNMA POOL #0906238	5.000% 01/01/2037 DD 01/01/07	4,883
FNMA POOL #0909889	5.000% 03/01/2037 DD 02/01/07	766
FNMA POOL #0912700	5.000% 03/01/2037 DD 03/01/07	101
FNMA POOL #0912922	5.000% 07/01/2037 DD 07/01/07	49
FNMA POOL #0916474	5.000% 06/01/2037 DD 05/01/07	876
FNMA POOL #0923800	5.000% 05/01/2021 DD 05/01/07	68
FNMA POOL #0936747	5.000% 05/01/2037 DD 05/01/07	48
FNMA POOL #0937088	5.000% 05/01/2037 DD 05/01/07	977
FNMA POOL #0937827	5.000% 07/01/2037 DD 06/01/07	976
FNMA POOL #0937836	5.000% 05/01/2037 DD 06/01/07	57
FNMA POOL #0939485	5.000% 06/01/2037 DD 06/01/07	54
FNMA POOL #0941212	5.000% 06/01/2037 DD 06/01/07	334
FNMA POOL #0942955	5.500% 08/01/2037 DD 08/01/07	241
FNMA POOL #0943603	5.500% 08/01/2037 DD 07/01/07	315

Security Name	Security Description	Market Value
FNMA POOL #0944220	5.500% 07/01/2037 DD 07/01/07	225
FNMA POOL #0944500	5.500% 07/01/2037 DD 07/01/07	345
FNMA POOL #0944636	5.500% 07/01/2037 DD 07/01/07	26
FNMA POOL #0948639	6.500% 08/01/2037 DD 08/01/07	1,823
FNMA POOL #0950302	7.000% 08/01/2037 DD 08/01/07	33
FNMA POOL #0952382	7.000% 11/01/2037 DD 11/01/07	173
FNMA POOL #0953394	7.000% 11/01/2037 DD 11/01/07	210
FNMA POOL #0954790	7.000% 10/01/2037 DD 11/01/07	209
FNMA POOL #0954880	7.000% 11/01/2037 DD 11/01/07	228
FNMA POOL #0955388	5.000% 11/01/2037 DD 11/01/07	57
FNMA POOL #0955770	6.000% 10/01/2037 DD 10/01/07	1,016
FNMA POOL #0959009	6.000% 12/01/2037 DD 12/01/07	2,032
FNMA POOL #0959897	7.000% 11/01/2037 DD 11/01/07	540
FNMA POOL #0960404	5.000% 12/01/2037 DD 12/01/07	54
FNMA GTD REMIC P/T	10.000% 09/25/2016 DD 08/01/01	95
FNMA GTD REMIC P/T	4.700% 06/25/2013 DD 05/01/04	491
FNMA GTD REMIC P/T 2002-34 FE	VAR RT 05/18/2032 DD 04/18/02	50
FNMA GTD REMIC P/T 2002-T6 A1	3.310% 03/25/2032 DD 03/01/02	218
FNMA GTD REMIC P/T CTF 88-12A	VAR RT 02/25/2018	178
FNMA GTD REMIC P/T CTF 99W4 A9	6.250% 02/25/2029	3,018
FNMA GTD REMIC P/T CTF91-24Z	5.000% 03/25/2021	190
FNMA GTD REMIC P/T CTF93-19N	5.000% 02/25/2023	164
FORD CR AUTO OWNER TR 07 A-2A	5.420% 04/15/2010 DD 06/27/07	1,605
FRANCE TELECOM SA NT	STEP 03/01/2011 DD 09/01/01	726
GE CAP COML MTG 02 2 CL A3	5.349% 08/11/2036 DD 08/01/02	1,367
GE COML MTG CORP 03 C1 A2	4.093% 01/10/2038 DD 04/01/03	1,984
GE COML MTG CORP 05-C4 A4	5.3306% 11/10/2045 DD 12/01/05	2,007
GENERAL ELEC CAP CORP MTN	5.000% 12/01/2010 DD 04/30/07	2,417
GENERAL ELEC CAP MTN # 00709	4.875% 10/21/2010 DD 10/21/05	756
GENERAL ELEC CAP MTN # 00714	5.000% 11/15/2011 DD 12/02/05	572
GENERAL ELEC CAP MTN #TR00665	3.750% 12/15/2009 DD 10/29/04	615
GENERAL ELEC CO NT	5.250% 12/06/2017 DD 12/06/07	3,792
GMAC COML MTG 02 C3 CL A2	4.930% 07/10/2039 DD 12/01/02	1,410
GMAC COML MTG SEC 02-C1 CL A2	6.278% 11/15/2039 DD 02/01/02	2,102
GMAC COML MTG SECS 03-C3 A-3	4.646% 04/10/2040 DD 12/01/03	1,198
GMAC COML MTG SECS 99-C2 CL A2	6.945% 09/15/2033	484
GMACM HOME EQTY 07 HE3 CL 1A1	7.000% 09/25/2037 DD 10/01/07	295
GMACM HOME EQTY 07 HE3 CL 2A1	7.000% 09/25/2037 DD 10/01/07	293
GMACM MTG LN TR 04-AR1 CL 12A	VAR RT 06/25/2034 DD 04/01/04	445
GNMA POOL #0424340	6.500% 05/15/2026 DD 05/01/96	33
GNMA POOL #0498396	6.000% 02/15/2029 DD 02/01/99	64
GNMA POOL #0513834	6.500% 08/15/2029 DD 08/01/99	42
GNMA POOL #0520046	7.000% 06/15/2031 DD 06/01/01	14
GNMA POOL #0523128	7.000% 04/15/2031 DD 04/01/01	24
GNMA POOL #0538840	7.000% 04/15/2031 DD 04/01/01	1
GNMA POOL #0569149	6.000% 03/15/2032 DD 03/01/02	18
GNMA POOL #0571201	7.000% 09/15/2031 DD 09/01/01	1
GNMA POOL #0585255	7.000% 07/15/2032 DD 07/01/02	52
GNMA POOL #0586151	5.000% 07/15/2034 DD 07/01/04	34
GNMA POOL #0604338	5.000% 05/15/2033 DD 05/01/03	1,181
GNMA POOL #0604791	5.500% 11/15/2033 DD 11/01/03	300
GNMA POOL #0605615	5.000% 04/15/2035 DD 04/01/05	150
GNMA POOL #0608945	6.000% 06/15/2036 DD 06/01/06	846
GNMA POOL #0611414	5.000% 04/15/2033 DD 04/01/03	48
GNMA POOL #0617439	5.500% 03/15/2037 DD 03/01/07	1,228
GNMA POOL #0617792	6.000% 11/15/2037 DD 11/01/07	67
GNMA POOL #0619220	6.000% 10/15/2034 DD 10/01/04	980
GNMA POOL #0620925	4.500% 08/15/2033 DD 08/01/03	42
GNMA POOL #0625550	5.000% 12/15/2033 DD 12/01/03	41
GNMA POOL #0626814	5.000% 05/15/2035 DD 05/01/05	142
GNMA POOL #0640173	5.000% 03/15/2035 DD 03/01/05	132
GNMA POOL #0641289	5.000% 04/15/2035 DD 04/01/05	881
GNMA POOL #0641475	5.000% 08/15/2035 DD 08/01/05	107
GNMA POOL #0641779	5.000% 09/15/2035 DD 09/01/05	1,928
GNMA POOL #0646058	6.000% 11/15/2037 DD 11/01/07	263
GNMA POOL #0646924	5.000% 09/15/2035 DD 09/01/05	149
GNMA POOL #0651787	5.000% 04/15/2036 DD 04/01/06	910
GNMA POOL #0656301	6.000% 10/15/2037 DD 10/01/07	955
GNMA POOL #0658325	6.000% 03/15/2037 DD 03/01/07	42
GNMA POOL #0659942	6.000% 11/15/2037 DD 11/01/07	943
GNMA POOL #0664387	6.000% 10/15/2037 DD 10/01/07	283
GNMA POOL #0664433	6.000% 11/15/2037 DD 11/01/07	80
GNMA POOL #0664443	6.000% 11/15/2037 DD 11/01/07	2,045
GNMA POOL #0669656	6.000% 08/15/2037 DD 08/01/07	43
GNMA POOL #0669682	6.000% 11/15/2037 DD 11/01/07	2,461
GNMA POOL #0670700	6.000% 06/15/2037 DD 06/01/07	981
GNMA POOL #0671146	6.000% 10/15/2037 DD 10/01/07	3,128
GNMA POOL #0671324	5.500% 07/15/2037 DD 07/01/07	1,751
GNMA POOL #0781124	7.000% 12/15/2029 DD 12/01/99	60
GNMA POOL #0781155	6.500% 07/15/2009 DD 04/01/00	66
GNMA POOL #0781328	7.000% 09/15/2031 DD 09/01/01	76
GNMA GTD REMIC P/T 20020-31 FW	VAR RT 06/16/2031 DD 05/16/02	119
GNMA GTD REMIC P/T 2002-21 FV	FLTG RT 03/16/2032 DD 03/16/02	208
GNMA II POOL #0001524	9.000% 12/20/2020 DD 12/01/90	2
GNMA II POOL #0003056	8.000% 03/20/2031 DD 03/01/01	26
GNMA II POOL #0003123	VAR RT 08/20/2031 DD 08/01/01	14
GNMA II POOL #0003136	VAR RT 09/20/2031 DD 09/01/01	10
GNMA II POOL #0008324	VAR RT 11/20/2023 DD 11/01/93	21
GNMA II POOL #0008814	VAR RT 02/20/2026 DD 02/01/96	9
GNMA II POOL #0008847	VAR RT 04/20/2026 DD 04/01/96	33
GOLDMAN SACHS GROUP INC	5.250% 10/15/2013 DD 10/14/03	1,155
GOLDMAN SACHS GROUP INC SR NT	6.250% 09/01/2017 DD 08/30/07	2,497
GREATER BAY BANCORP SR NT	5.250% 03/31/2008 DD 03/24/03	225
GREENWICH CAP COML 06-GG7 A4	6.110% 07/10/2038 DD 07/01/06	1,647
GREYSTONE SVCG FHA #2063 PROJ	7.440% 12/31/2039 DD 12/28/87	10

Security Name	Security Description	Market Value
GS MTG SECS 2006-FF4 A-1	VAR RT 02/25/2046 DD 03/30/06	378
GS MTG SECS CORP 05-GG4 A4	4.761% 07/10/2039 DD 06/01/05	561
GS MTG SECS CORP 2005-AR6	VAR RT 09/25/2035 DD 09/01/05	787
GS MTG SECS TR 07-GG10 CL A-4	VAR RT 08/10/2045 DD 07/01/07	1,064
GSAA HOME EQUITY TR 2006-9 A-1	VAR RT 06/25/2036 DD 05/26/06	575
GSAMP 2006 HE4 CTF A-2A	VAR RT 06/25/2036 DD 06/29/06	468
GULF SOUTH PIPLINE CO LP 144A	6.300% 08/15/2017 DD 08/17/07	264
HALLIBURTON CO SR NT	5.500% 10/15/2010 DD 10/17/03	283
HANCOCK JOHN II MTN 00001 144A	7.900% 07/02/2010 DD 06/30/00	327
HARBORVIEW MTG LN 05-14 CL 5-A	VAR RT 12/19/2035 DD 10/01/05	732
HBOS PLC MTN SR #00007 144A	3.750% 09/30/2008 DD 09/18/03	303
HONDA AUTO REC 06 3 TR A/B A-3	5.120% 10/15/2010 DD 10/25/06	1,855
HONDA AUTO RECV 2005-6 CL A-3	4.850% 10/19/2009 DD 12/12/05	1,052
HSBC CAP FDG DLR 2 LP 144A	VAR RT 12/29/2049 DD 06/27/03	644
HSBC FIN CORP NT	5.700% 06/01/2011 DD 05/30/06	352
HSBC HOME EQTY 07 3 CL A-PT	VAR RT 11/20/2036 DD 10/18/07	1,208
HUNTINGTON NATL BK COLUMBUS	3.125% 05/15/2008 DD 05/12/03	373
IFC SBA LN BACKED 97-1 A 144A	VAR RT 01/15/2024 DD 11/25/97	279
IMC HOME EQ LN TR 97-2 CL A-7	7.230% 05/20/2027 DD 03/01/97	40
INDYMAC INDX MTG 06-AR41 CL A3	VAR RT 02/25/2037 DD 12/28/06	1,021
INDYMAC MBS INC 05-AR15 CL A-1	VAR RT 09/25/2035 DD 07/01/05	672
INTERNATIONAL BUSINESS MACHS	5.700% 09/14/2017 DD 09/14/07	569
IRS BLRK BRS29H7Z5 5.43% 3MLBR	W/BANK OF AMERICA 5/16/08	16
IRS-BLRK BRS2GR108 5.64%	W/DEUTSCHE MAT 07/14/2010	414
IRS-BLRK BRS2HK3D2 3MLB 5.496	W/BANK OF AMERICA MAT 07/26/09	194
IRS-BLRK BRS2Q8YB9 5.16%	W/DEUTSCHE MAT 09/12/2009	135
IRS-BLRK BRS2YEWP8 5.1575	3MLBR W/CITIBANK MAT 11/07/06	315
IRS-BLRK BRS308MJ1 5.025%	W/BARCLAYS MAT 11/21/2011	109
IRS-BLRK BRS336NL6 VS 4.948%	W/ BK OF AMER MAT 12/12/2011	142
IRS-BLRK BRS3QQNB9 INT RT SWAP	5.411% MATURITY 04/30/2027	53
IRS-BLRK BRS41XJ24 5.52600%	MATURITY 06/05/2017	280
IRS-BLRK BRS4BCSV5 INT RT SWAP	5.5030% MATURITY 07/12/2012	1,409
IRS-BLRK BRS4MHG86 INT RATE	SWAP 5.2720% MAT 08/06/2012	386
IRS-BLRK BRS4PYK57 INT RT SWAP	PUT AUG 10 005.780 ED 08/09/10	211
IRS-BLRK BRS4PYK65 INT RT SWAP	CALL AUG 10 005.780 ED 8/09/10	571
IRS-BLRK BRS4QMZJ6 INT RT SWAP	PUT AUG 10 005.790 ED 08/16/10	132
IRS-BLRK BRS4QMZK3 INT RT SWAP	CALL AUG 10 005.790 ED 8/16/10	359
IRS-BLRK BRS4SHLU5 IRS	5.31750% MATURITY 08/28/2017	524
IRS-BLRK BRS5ADUS5	W/DEUTSCHE MAT 10/19/2012	178
IRS-BLRK BRS5TRDU8	W/ DEUTSCHE MAT 12/11/2009	24
IRS-BLRK BRS5TRHL4	W/ BARCLAYS MAT 12/11/2009	10
IRS-BLRK BRS5URE35	W/ LEHMAN MAT 12/12/2009	30
J P MORGAN MTG 07-A1 CL 1A1	VAR RT 07/25/2035 DD 01/01/07	923
J P MORGAN MTG 07-A1 CL 5A2	VAR RT 07/25/2035 DD 01/01/07	876
JP MORGAN CHASE 06 CIBC15 A4	VAR RT 06/12/2043 DD 06/01/06	996
JP MORGAN CHASE BK N A NEW	6.000% 07/05/2017 DD 06/27/07	560
JP MORGAN CHASE NK NA NEW YORK	6.000% 10/01/2017 DD 09/24/07	763
JP MORGAN MTG TR 06-A2 CL 5A3	3.753% 11/25/2033 DD 03/01/06	1,728
JPMORGAN CHASE & CO SR NT	6.000% 01/15/2018 DD 12/20/07	280
KELLOGG CO SR NT	5.125% 12/03/2012 DD 12/03/07	252
KERN RIV FDG CORP SR NT 144A	4.893% 04/30/2018 DD 05/01/03	233
KRAFT FOOD INC BD	6.000% 02/11/2013 DD 08/13/07	319
KRAFT FOODS INC NT	6.500% 08/11/2017 DD 08/13/07	362
KRAFT FOODS INC NT	6.125% 02/01/2018 DD 12/12/07	907
KRAFT FOODS INC NT	6.875% 02/01/2038 DD 12/12/07	1,661
LB UBS COML 05-C5 CTF A-4	4.954% 09/15/2040 DD 08/11/05	945
LB UBS COML MTG 03-C7 A-3	VAR RT 09/15/2027 DD 09/11/03	1,007
LB UBS COML MTG 03-C7 CL A-2	4.064% 09/15/2027 DD 09/11/03	590
LB UBS COML MTG 06-C7 CL A3	5.347% 11/15/2038 DD 11/11/06	1,502
LB UBS COML MTG 2006-C6 A-4	5.372% 09/15/2039 DD 09/11/06	597
LB UBS COML MTG TR 00-C4 CL A2	7.370% 08/15/2026 DD 09/11/00	1,451
LB UBS COML MTG TR 02 C2 CL A4	5.594% 06/15/2031 DD 06/11/02	1,318
LB UBS COML MTG TR 04-C4 A3	VAR RT 06/15/2029 DD 05/11/04	1,250
LB UBS COML MTG TR 05-C1 CL A3	4.545% 02/15/2030 DD 01/11/05	1,220
LB UBS COML MTG TR 05-C7 CL A4	5.197% 11/15/2030 DD 10/11/05	988
LB UBS COML MTG TR 06-CL A-4	5.156% 02/15/2031 DD 01/11/06	1,483
LEHMAN BROS HLDG INC MTN	5.750% 07/18/2011 DD 07/18/06	494
LEHMAN BROS HLDGS INC MEDIUM	6.750% 12/28/2017 DD 12/21/07	747
LEHMAN BROS HLDGS INC MEDIUM	6.750% 12/28/2017 DD 12/21/07	2,577
LEHMAN BROS HLDGS INC SUB NT	6.500% 07/19/2017 DD 07/19/07	152
LEHMAN BROS HLDGS MTN #TR00578	4.500% 07/26/2010 DD 07/13/05	494
LEHMAN BROTHERS HLDGS #TR00632	5.750% 04/25/2011 DD 04/25/06	414
LEHMAN BROTHERS HLDGS INC	6.200% 09/26/2014 DD 09/26/07	535
LEHMAN BROTHERS HLDGS INC MTN	VAR RT 05/25/2010 DD 05/25/07	937
LEHMAN BROTHERS HLDGS TR 00387	6.625% 01/18/2012 DD 01/10/02	415
LINCOLN NATL CORP IND SR NT	VAR RT 04/06/2009 DD 04/06/06	2,364
LONG BEACH 06-11 P/T CL IIA1	VAR RT 12/25/2036 DD 12/14/06	1,055
LUMINENT MTG TR 06-5 P/T A1A	VAR RT 07/25/2036 DD 06/29/06	683
MARKS & SPENCER PLC NT 144A	6.250% 12/01/2017 DD 12/06/07	676
MASSMUTUAL GLOBAL FDG II 144A	2.550% 07/15/2008 DD 06/17/03	346
MASTR ADJ RATE MTGS 02 3 B2	VAR RT 10/25/2032 DD 08/01/02	192
MBNA CR CARD MASTER 2006-A1 A	4.900% 07/15/2011 DD 02/15/06	1,655
MBNA MASTER CR CARD 98 E CL A	VAR RT 09/15/2010 DD 08/11/98	1,676
MERRILL LYNCH & CO INC MTN	6.400% 08/28/2017 DD 08/28/07	203
MERRILL LYNCH & CO INC MTN	6.400% 08/28/2017 DD 08/28/07	305
MERRILL LYNCH MTG 05-3 CL 5-A	VAR RT 11/25/2035 DD 10/31/05	555
MERRILL LYNCH MTG SER C3 CL A3	5.880% 12/15/2030 DD 12/01/98	835
METROPOLITAN LIFE MTN #TR00011	4.250% 07/30/2009 DD 07/26/04	185
MID ST TR IV ASST BKD NT	8.330% 04/01/2030	845
MONEY STORE AUTO TR 99-1 A	VAR RT 07/15/2025 DD 03/01/99	215
MONEY STORE SER 97-2 CL A	VAR RT 02/15/2029 DD 12/15/97	334
MONUMENTAL GLOBAL FDG 05-C	VAR RT 06/16/2010 DD 06/16/05	1,122
MORGAN J P & CO INC SUB NT	6.250% 02/15/2011 DD 02/15/96	366
MORGAN STANLEY 07-TOP25 CL A3	5.514% 11/12/2049 DD 01/01/07	1,619
MORGAN STANLEY DW & CO GL NT	6.750% 04/15/2011 DD 04/23/01	261

Security Name	Security Description	Market Value
MORGAN STANLEY GLOBAL MED TERM	5.550% 04/27/2017 DD 04/27/07	93
MORGAN STANLEY GLOBAL MTN	6.250% 08/28/2017 DD 08/28/07	620
MORGAN STANLEY GLOBAL MTN	6.250% 08/28/2017 DD 08/28/07	762
MORGAN STANLEY NT	5.050% 01/21/2011 DD 10/21/05	325
MORGAN STANLEY SR GBL MTN F	VAR RT 01/09/2012 DD 08/09/06	3,465
MORGAN STANLEY SR MEDIUM TERM	5.950% 12/28/2017 DD 12/28/07	2,498
MUFG CAP FIN 1 LTD USD	VAR RT 07/29/2049 DD 03/17/06	497
NATIONAL AUSTRALIA BK SER A	8.600% 05/19/2010 DD 05/19/00	540
NATIONSTAR HOME EQ 2006-B AV-1	VAR RT 09/25/2036 DD 09/14/06	444
NATIONWIDE MTN #SR00019 144A	4.250% 02/01/2010 DD 02/03/05	45
NELNET INC NT	5.125% 06/01/2010 DD 05/25/05	335
NEW YORK LIFE GBL MTN #TR00002	3.875% 01/15/2009 DD 01/12/04	437
NEW YORK LIFE MTN 144A	5.250% 10/16/2012 DD 10/16/07	1,325
NEW YORK N Y CITY MUN WTR FIN	5.000% 06/15/2038 DD 12/11/07	1,247
NEWS AMER HLDGS INC DEB	8.500% 02/23/2025 DD 02/23/95	179
NEWS AMER HLDGS INC SHELF 9	9.500% 07/15/2024 DD 07/15/94	166
NISOURCE FIN CORP	VAR RT 11/23/2009 DD 11/23/04	545
NISSAN AUTO REC 2005 C CL A-3	4.190% 07/15/2009 DD 09/16/05	695
NORDBANKEN AB STEP UP CAP 144A	FIX/FLOAT 11/29/2049	592
ONEOK INC NEW SR NT	5.510% 02/16/2008 DD 11/16/05	565
OPTEUM MTG ACCEP CORP 06-2 A1A	VAR RT 07/25/2036 DD 06/26/06	814
ORACLE CORP/OZARK HLDG INC NT	5.000% 01/15/2011 DD 01/13/06	608
ORACLE CORP/OZARK HLDG INC NT	5.000% 01/15/2011 DD 01/13/06	937
PHH CORP NT	7.125% 03/01/2013 DD 02/19/03	181
PIMCO SWAP #19433 INT RT SWAP	5.000% 06/18/2009 DD 07/01/05	267
PIMCO SWAP #SWU0304C4	4.000% 06/18/2010 DD 06/18/08	258
PIMCO SWAP #SWU0337C5	4.0000% 06/18/2010	3
PIMCO SWAP #SWU0405C2	5.0000% 06/18/2015	151
PIMCO SWAP #SWU0407C0	4.000% 06/18/2010 DD 06/18/08	61
PIMCO SWAP #SWU0855B9	5.000% 06/18/2010 DD 07/01/07	352
PIMCO SWAP CO 8208 DEERE CRED	24.000% 12/20/2008 DD 10/22/03	(0)
PIMCO SWAP CO 8216 RADIOSHACK	37.000% 12/20/2008 DD 10/22/03	1
PIMCO SWAP CO 8224 CATERPILLAR	19.000% 12/20/2008 DD 10/22/03	(0)
PIMCO SWAP CO 9081 EMERSON	22.000% 12/20/2008 DD 10/22/03	(39)
PIMCO SWAP CO 9149 INTL PAPER	60.000% 12/20/2008 DD 10/22/03	(1)
PIMCO SWAP CO 9222 SIMON PROP	44.000% 12/20/2008 DD 10/22/03	0
PRICOA GLOBAL FDG I MTN 144A	5.400% 10/18/2012 DD 10/18/07	1,296
PRINCIPAL FINL GRP 144A	8.200% 08/15/2009 DD 08/25/99	477
PRINCIPAL LIFE GLOBAL FDG 144A	3.625% 04/30/2008 DD 04/11/03	194
PRIVATE EXPT FDG CORP SECD NT	5.450% 09/15/2017 DD 08/16/07	2,730
PROJECT FDG I ASSET BKD I 144A	VAR RT 01/15/2012 DD 03/05/98	157
PRUDENTIAL FINL MTN #TR00022	5.800% 06/15/2012 DD 06/19/07	436
PRUDENTIAL FINL MTN TR 00001	3.750% 05/01/2008 DD 05/01/03	449
QBE INS GROUP LTD SUB FXD 144A	VAR RT /07/01/2023 DD 06/17/03	672
RABOBANK USA FINL DISC	01/02/2008	3,099
RASC SER 2006 EMX5 P/T A-1	VAR RT 07/25/2036 DD 06/29/06	698
REILLY MTG ASSOC 67TH FHA INSD	7.430% 12/31/2039 DD 01/01/83	173
REILLY MTG ASSOC 91ST FHA PROJ	7.430% 07/01/2023 DD 07/01/83	106
REILLY MTG GRP FHA POOL #64	7.430% 01/25/2024 DD 03/01/84	224
REINSURANCE GROUP AMER INC	5.625% 03/15/2017 DD 03/09/07	996
RESIDENTIAL ACC 05-5QO5 A-1	VAR RT 01/25/2046 DD 12/01/05	1,167
RESIDENTIAL ASSET 05-RZ4 A1	VAR RT 11/25/2035 DD 12/06/05	254
RESIDENTIAL FDG 05-SA4 CL 2A2	VAR RT 09/25/2035 DD 08/01/05	789
RESIDENTIAL SER 06 RS4 A1	VAR RT 07/25/2036 DD 06/28/06	745
RESONA PFD GLOBAL SECS 144A	VAR RT 12/29/2049 DD 07/25/05	595
SALES TAX ASSET RECEIVABLE N Y	3.830% 10/15/2009 DD 11/04/04	282
SALOMON BROS MTG 01-C2 CL A 3	6.499% 10/13/2011 DD 12/01/01	1,009
SALOMON BROS MTG VII 00-C1 A2	7.520% 12/18/2009 DD 06/01/00	826
SALOMON BROS MTG VII 94-20 A	VAR RT 08/01/2024	18
SANTANDER ISSUANCES S A 144A	VAR RT 06/20/2016 DD 06/20/06	204
SBA GTD PARTN CTFS SBIC 20-10A	8.017% 02/10/2010 DD 02/23/00	545
SBC COMMUNICATIONS INC GBL NT	5.875% 02/01/2012 DD 02/01/02	31
SCOTTISH PWR PLC NT	4.910% 03/15/2010 DD 03/21/05	523
SLM STUDENT LN TR 2005-10 A2	VAR RT 04/25/2015 DD 12/14/05	237
SMALL BUS ADMIN CTF S-95 20B	8.150% 02/01/2015 DD 02/15/95	365
SMALL BUS ADMIN GTD PARTN 97-D	7.500% 04/01/2017	796
SMALL BUS ADMIN GTD PARTN 97-H	6.800% 08/01/2017	338
SMALL BUS ADMIN GTD PARTN CTF	1999-20 7.200% 10/01/2019	1,200
SMALL BUSINESS ADMIN 97-F	7.200% 06/01/2017 DD 06/01/97	127
SP POWERASSETS LTD #00001 144A	3.800% 10/22/2008 DD 10/22/03	298
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01	130
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01	651
STRUCTURED ADJ RATE 04-12 3-A2	VAR RT 09/25/2034 DD 08/01/04	35
STRUCTURED ADJ RT 04-16 CL 3A1	VAR RT 11/25/2034 DD 10/01/04	212
STRUCTURED ASSET 0121A CL 1A1	VAR RT 01/25/2032 DD 12/01/01	37
STRUCTURED ASSET 03-34A 3A3	VAR RT 11/25/2033 DD 10/01/03	464
STRUCTURED ASSET 04-5 CL 3-A1	VAR RT 05/25/2034 DD 04/01/04	116
STRUCTURED ASSET 06-BC6 CL A2	VAR RT 01/25/2037 DD 12/25/06	1,154
STRUCTURED ASSET 07 AR6 A-1	VAR RT 11/25/2037 DD 10/01/07	2,913
STRUCTURED ASSET 07-BC1 CL A2	VAR RT 02/25/2037 DD 01/25/07	1,231
STRUCTURED ASSET SECS 03 144A	3.357% 04/25/2031 DD 01/01/03	417
STRUCTURED ASSET SECS 04-5 1A	VAR RT 05/25/2034 DD 04/01/04	124
STRUCTURED ASSET SECS 04-6 3A2	VAR RT 06/25/2034 DD 05/01/04	832
SUMITOMO MITSUI BKG CORP 144A	VAR RT 07/29/2049 DD 07/22/05	467
SUNTRUST BK ATLANTA INSTL C/D	4.415% 06/15/2009 DD 06/02/04	234
SWEDBANK (FOR AB) DISC	01/24/2008	99
SWEDBANK (FOR AB) DISC	01/17/2008	592
SWEDBANK MTG AB DISC	01/17/2008	6,512
SWEDISH EXPT CR CORP GLOBAL NT	3.500% 01/15/2008 DD 12/08/04	1,499
TCI COMMUN INC	8.750% 08/01/2015 DD 08/01/95	163
TELE COMMUNICATIONS INC DEB	7.875% 08/01/2013 DD 08/03/93	27
TELECOM ITALIA CAP GTD SR NT	5.250% 10/01/2015 DD 09/28/05	97
TELECOM ITALIA CAP GTD SR NT	4.950% 09/30/2014 DD 09/30/05	867
TELECOM ITALIA CAP GTD SR NT B	5.250% 11/15/2013 DD 05/15/04	435
TELEFONICA EMISIONES S A U SR	6.421% 06/20/2016 DD 06/20/06	579

Security Name	Security Description	Market Value
TELEFONICA EUROPE B V US NT	7.750% 09/15/2010 DD 09/21/00	70
TENNESSEE VALLEY AUTH 2001 A	5.625% 01/18/2011 DD 01/18/01	2,109
TIAA GLOBAL MKTS INC NT	3.875% 01/22/2008 DD 01/16/03	135
TIAA GLOBAL MKTS MTN 144A	5.125% 10/10/2012 DD 10/10/07	1,070
TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	1,028
TIME WARNER ENTMT CO LP SR DEB	8.375% 03/15/2023 DD 09/15/93	294
TOBACCO SETTLEMENT AUTH IOWA	6.500% 06/01/2023 DD 11/30/05	965
TRANSOCEAN INC NT	VAR RT 09/05/2008 DD 09/05/06	1,095
TRS-BLRK BRS4M5GB5	0.0% MATURITY 01/31/2008	37
TRS-BLRK BRS4MQU80 TOTAL	RETURN SWAP 0.0% MAT 01/31/08	57
TRS-BLRK BRS4PDTX3 TOTAL	RETURN SWAP 0.0% MAT 01/31/08	57
TRS-BLRK BRS5KBVM0 W/BOA	TMDT 04/30/2008	43
U S TREAS BD STRIP PRIN PMT	11/15/2021	789
U S TREAS NTS	3.375% 11/30/2012 DD 11/30/07	1,620
U S TREAS NTS	3.375% 11/30/2012 DD 11/30/07	2,293
U S TREASURY BILL	0.000% 02/28/2008 DD 08/30/07	298
U S TREASURY BILL	0.000% 03/13/2008 DD 09/13/07	1,906
U S TREASURY BONDS	4.500% 02/15/2036 DD 02/15/06	116
U S TREASURY BONDS	5.000% 05/15/2037 DD 05/15/07	545
U S TREASURY BONDS	4.750% 02/15/2037 DD 02/15/07	837
U S TREASURY BONDS	06.750% 08/15/2026 DD 08/15/96	1,024
U S TREASURY BONDS	6.250% 08/15/2023 DD 08/15/93	1,198
U S TREASURY BONDS	08.750% 08/15/2020 DD 08/15/90	1,638
U S TREASURY BONDS	4.750% 02/15/2037 DD 02/15/07	1,852
U S TREASURY BONDS	7.125% 02/15/2023 DD 02/15/93	1,936
U S TREASURY BONDS	5.000% 05/15/2037 DD 05/15/07	2,208
U S TREASURY BONDS	5.000% 05/15/2037 DD 05/15/07	2,835
U S TREASURY BONDS	08.750% 05/15/2017 DD 05/15/87	3,028
U S TREASURY NOTES	4.250% 08/15/2014 DD 08/15/04	207
U S TREASURY NOTES	3.125% 11/30/2009 DD 11/30/07	300
U S TREASURY NOTES	4.250% 11/15/2017 DD 11/15/07	305
U S TREASURY NOTES	4.250% 08/15/2014 DD 08/15/04	750
U S TREASURY NOTES	4.500% 02/28/2011 DD 02/28/06	1,146
U S TREASURY NOTES	4.250% 11/15/2017 DD 11/15/07	1,516
U S TREASURY NOTES	4.875% 07/31/2011 DD 07/31/06	2,111
U S TREASURY NOTES	4.250% 11/15/2017 DD 11/15/07	2,951
U S TREASURY NOTES	4.000% 09/30/2009 DD 09/30/07	3,760
U S TREASURY NOTES	3.625% 10/31/2009 DD 10/31/07	12,576
U S TREASURY NTS	4.250% 09/30/2012 DD 09/30/07	445
U S TREASURY NTS	4.250% 09/30/2012 DD 09/30/07	1,657
U S TREASURY NTS	4.125% 08/31/2012 DD 08/31/07	2,369
U S TREASURY NTS	4.125% 08/31/2012 DD 08/31/07	7,081
UBS AG STAMFORD BRH MEDIUM	5.875% 12/20/2017 DD 12/20/07	1,203
UBS FIN DEL INC DISC	01/28/2008	6,618
UNION PAC CORP NT	6.625% 02/01/2008 DD 02/03/98	325
UNITED STATES TREASURY NOTES	4.750% 08/15/2017 DD 08/15/07	6,339
UNITEDHEALTH GROUP INC NT	5.250% 03/15/2011 DD 03/02/06	708
US CENT CR UN NT	2.750% 05/30/2008 DD 05/30/03	446
US TREAS-CPI INFLAT	2.500% 07/15/2016 DD 07/15/06	221
US TREAS-CPI INFLAT	2.375% 04/15/2011 DD 04/15/06	768
US TREAS-CPI INFLAT	2.000% 01/15/2014 DD 01/15/04	1,285
US TREAS-CPI INFLAT	2.375% 01/15/2017 DD 01/15/07	1,531
US TREAS-CPI INFLAT	2.000% 01/15/2016 DD 01/15/06	1,621
US TREAS-CPI INFLAT	2.375% 01/15/2027 DD 01/15/07	4,082
US TREAS-CPI INFLATION INDEX	2.000% 04/15/2012 DD 04/15/07	747
US TREAS-CPI INFLATION INDEX	2.375% 01/15/2025 DD 07/15/04	1,397
US TREAS-CPI INFLATION INDEX	0.875% 04/15/2010 DD 10/15/04	5,827
VERIZON COMMUNICATIONS INC NT	5.350% 02/15/2011 DD 02/15/06	1,844
VERIZON NEW JERSEY DEB SER A	5.875% 01/17/2012 DD 01/22/02	783
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00	527
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00	706
VODAFONE GROUP PLC NEW NT	5.000% 12/16/2013 DD 09/22/03	29
WACHOVIA BK COML 05-C21 CL A-4	VAR RT 10/17/2044 DD 10/01/05	1,924
WACHOVIA BK COML MTG 03-C6 A-4	5.125% 08/15/2035 DD 08/01/03	1,048
WACHOVIA BK NATL #SR00017	4.375% 08/15/2008 DD 08/08/05	10
WACHOVIA BK NATL ASSN MEDIUM	6.000% 11/15/2017 DD 11/21/07	1,158
WAMU MTG P/T CTF 04-AR3 A2	VAR RT 06/25/2034 DD 04/01/04	168
WAMU MTG P/T CTFS 05-AR8 2A1A	VAR RT 07/25/2045 DD 07/15/05	355
WAMU MTG P/T SER 07-OA2 CL 1A	VAR RT 03/25/2047 DD 02/01/07	839
WELLPOINT INC NT	5.000% 01/15/2011 DD 01/10/06	451
WELLS FARGO & CO NEW NT	4.625% 08/09/2010 DD 08/08/05	230
WELLS FARGO & CO NEW NT	4.200% 01/15/2010 DD 12/06/04	268
WELLS FARGO & CO NEW SR NT	4.875% 01/12/2011 DD 01/12/06	334
WELLS FARGO & CO NEW SR UNSECD	5.625% 12/11/2017 DD 12/10/07	400
WELLS FARGO 2005-AR16 CL VIA3	5.002% 10/25/2035 DD 09/01/05	1,530
WELLS FARGO MORTGAGE 05-16	VAR RT 10/25/2035 DD 09/01/05	890
WELLS FARGO MTG 05-AR6 CL A-1	VAR RT 04/25/2035 DD 03/01/05	2,239
WELLS FARGO MTG 06-AR10 V-A-3	5.6073% 07/25/2036 DD 06/01/06	1,472
WELLS FARGO MTG BKD 04 S A-1	VAR RT 09/25/2034 DD 08/01/04	785
WELLS FARGO MTG BKD 04-H A1	VAR RT 06/25/2034 DD 05/01/04	1,435
WELLS FARGO MTG BKD 06-AR2 2A3	VAR RT 03/25/2036 DD 02/01/06	2,397
WHITE MTNS RE GROUP SR NT 144A	6.375% 03/20/2017 DD 03/19/07	533
WISCONSIN ST GEN REV TXB-SER A	4.800% 05/01/2013 DD 12/18/03	453
XEROX CORP SR NT	5.500% 05/15/2012 DD 05/17/07	508
XSTRATA FIN CDA LTD GTD 144A	5.800% 11/15/2016 DD 11/15/06	476
XTO ENERGY INC SR NT	5.300% 06/30/2015 DD 04/13/05	299
XTO ENERGY INC SR NT	6.250% 08/01/2017 DD 07/19/07	734

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CBS 401(k) PLAN

Date: June 27, 2008	By:	/s/ STEPHEN D. MIRANTE

Stephen D. Mirante

Member of the Retirement Committee